 Exhibit 99.2

BUSINESS COMBINATION AGREEMENT

AMONG:

BRIDGEPORT VENTURES INC.

- and –

PREMIER GOLD MINES LIMITED

- and -

PREMIER ROYALTY CORPORATION

Dated August 7, 2012

TABLE OF CONTENTS

ARTICLE 1 GENERAL		1
1.1	Defined Terms	1
1.2	Pre-Arrangement Step	1
1.3	Arrangement	2
1.4	Board of Directors and Officers of Bridgeport	4
ARTICLE 2 DISSENT RIGHTS		5
2.1	Dissent Rights	5
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF PREMIER GOLD AND PREMIER ROYALTY		6
3.1	Organization and Good Standing	6
3.2	Royalties	6
3.3	Subsidiaries	7
3.4	Consents, Authorizations, and Binding Effect	8
3.5	Insurance	9
3.6	Litigation and Compliance	9
3.7	Financial Statements and Financial Records	10
3.8	Taxes	11
3.9	Tax Matters	11
3.10	Pension and Other Employee Plans and Agreements	11
3.11	Labour Relations	11
3.12	Contracts, Etc.	12
3.13	Absence of Certain Changes, Etc.	13
3.14	Capitalization	14
3.15	Premier Royalty Shares	14
3.16	Environmental Matters	15
3.17	Indebtedness	15
3.18	Undisclosed Liabilities	15
3.19	Due Diligence Investigations	15
3.20	U.S. Matters	15
3.21	Competition Act	17
3.22	Investment Canada	17
3.23	Brokers	17
3.24	Residency	17
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF BRIDGEPORT		17
4.1	Organization and Good Standing	17
4.2	Business	17
4.3	Consents, Authorizations, and Binding Effect	19
4.4	Insurance	20
4.5	Litigation and Compliance	20
4.6	Public Filings; Financial Statements	21
4.7	Taxes	23
4.8	Pension and Other Employee Plans	23
4.9	Labour Relations	24
4.10	Contracts, Etc	24
4.11	Absence of Certain Changes, Etc.	25
4.12	Subsidiaries	26
4.13	Capitalization	26

4.14	Environmental Matters	27
4.15	Indebtedness	28
4.16	Undisclosed Liabilities	28
4.17	Due Diligence Investigations	28
4.18	U.S. Matters	28
4.19	Competition Act	29
4.20	Investment Canada	29
4.21	Brokers	29
4.22	Residency	29
ARTICLE 5 COVENANTS OF PREMIER GOLD AND PREMIER ROYALTY		30
5.1	Access	30
5.2	Ordinary Course	30
5.3	Insurance	32
5.4	Closing Conditions	32
5.5	Financing	32
5.6	No Sale of Shares	32
5.7	Right of First Refusal	32
ARTICLE 6 COVENANTS OF BRIDGEPORT		32
6.1	Access	32
6.2	Ordinary Course	33
6.3	Insurance	34
6.4	Closing Conditions	34
6.5	Options	34
6.6	Stock Exchange Listing	34
6.7	U.S. Filings	35
ARTICLE 7 OTHER COVENANTS OF THE PARTIES		35
7.1	Consents and Notices	35
7.2	Interim Order, Circular, Bridgeport Meeting and Final Order	35
7.3	Defense of Proceedings	37
7.4	Press Releases	37
7.5	Non-Solicitation	38
7.6	Refrain from Certain Actions	38
7.7	Indemnity	39
7.8	Convertible Bridge Loan Repayment	39
7.9	U.S. Securities Laws Matters	39
7.10	Joint Elections	40
7.11	New Share Incentive Plan	40
7.12	Premier Royalty Options	40
ARTICLE 8 CONDITIONS TO OBLIGATIONS OF BRIDGEPORT		40
8.1	Conditions Precedent to Completion of the Business Combination	40
ARTICLE 9 CONDITIONS TO OBLIGATIONS OF PREMIER ROYALTY AND PREMIER GOLD .		41
9.1	Conditions Precedent to Completion of the Business Combination	41
ARTICLE 10 MUTUAL CONDITIONS PRECEDENT		42
10.1	Mutual Conditions Precedent	42
ARTICLE 11 CLOSING		43
11.1	Closing	43
11.2	Termination of this Agreement	43

ii

11.3	Survival of Representations and Warranties; Limitation	44
ARTICLE 12 MISCELLANEOUS		44
12.1	Further Actions	44
12.2	Expenses	45
12.3	Entire Agreement	45
12.4	Descriptive Headings	45
12.5	Notices	45
12.6	Governing Law	46
12.7	Enurement and Assignability	46
12.8	Remedies	46
12.9	Waivers and Amendments	47
12.10	Illegalities	47
12.11	Currency	47
12.12	Counterparts	47
12.13	Language	47
12.14	Withholding	47
12.15	Accounting Matters	47
SCHEDULE A		A-1
SCHEDULE B		B-1
SCHEDULE C		C-1
SCHEDULE D		D-1
SCHEDULE E		E-1
SCHEDULE F		F-1
SCHEDULE G		G-1

iii

BUSINESS COMBINATION AGREEMENT

THIS AGREEMENT dated August 7, 2012 is made

A M O N G:

BRIDGEPORT VENTURES INC., a corporation existing under the Business Corporations Act (Ontario)

(hereinafter referred to as “Bridgeport”)

- and –

PREMIER GOLD MINES LIMITED, a corporation existing under the Business Corporations Act (Ontario)

(hereinafter referred to as “Premier Gold”)

- and -

PREMIER ROYALTY CORPORATION, a corporation existing under the Business Corporations Act (Ontario)

(hereinafter referred to as “Premier Royalty”)

WHEREAS the Parties have agreed, subject to the satisfaction of certain conditions precedent, to carry out the Business Combination pursuant to an Arrangement under Section 182 of the Business Corporations Act (Ontario);

AND WHEREAS, the Parties wish to make certain representations, warranties, covenants and agreements in connection with the Business Combination; NOW, THEREFORE, in consideration of the mutual benefits to be derived and the representations and warranties, conditions and promises herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE 1
GENERAL

1.1	Defined Terms

Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in Schedule A.

1.2	Pre-Arrangement Step

(a)

Effective following satisfaction of all of the conditions precedent to the Arrangement, other than the filing of the Articles of Arrangement, Premier Royalty shall reorganize its share capital to the extent necessary such that the aggregate number of Premier Royalty Shares held by Premier Gold equals the total number of New Bridgeport Shares that will be outstanding immediately after giving effect to the Consolidation pursuant to the Arrangement (but prior to giving effect to any other steps of the Arrangement) multiplied by a factor of 1.5.

1.3	Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)

each Bridgeport Share in respect of which Dissent Rights have been validly exercised in accordance with the Bridgeport Dissent Procedures shall be transferred and deemed to be transferred by the registered holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to Bridgeport in consideration for the right to be paid by Bridgeport fair value for its Bridgeport Shares in an amount determined and payable in accordance with the Bridgeport Dissent Procedures, and the name of such holder will be removed from the register of holders of Bridgeport Shares;

(b)

the Bridgeport Shares will be consolidated on the basis of one New Bridgeport Share for every four existing Bridgeport Shares provided that any fractional New Bridgeport Share resulting from such consolidation shall be rounded down to the nearest whole New Bridgeport Share with no compensation for any fractional interest;

(c)	the number of directors of Bridgeport will be increased from five to eight;

(d)

Bridgeport shall issue Bridgeport Warrants to the Bridgeport Shareholders in such amount as is equal to 0.375 of a Bridgeport Warrant for each one New Bridgeport Share held by such Bridgeport Shareholder provided that no fractional Bridgeport Warrants shall be issued and any such fractional Bridgeport Warrants shall be rounded down to the nearest whole Bridgeport Warrant with no compensation for any fractional interest;

(e)

each of the issued and outstanding Bridgeport Options will be adjusted to reflect the Consolidation contemplated by paragraph (b) above and the distribution of the Bridgeport Warrants contemplated by paragraph (d) above such that upon the exercise of each Bridgeport Option in accordance with its terms the holder shall receive one-quarter of one New Bridgeport Share together with 0.375 of a Bridgeport Warrant (for each New Bridgeport Share issued upon the exercise of such Bridgeport Option) at the current exercise price of such Bridgeport Option, in lieu of the number of Bridgeport securities otherwise issuable upon such exercise;

(f)

each of the issued and outstanding October 2014 Warrants, First December 2012 Warrants, and Second December 2012 Warrants will be adjusted to reflect the Consolidation contemplated by paragraph (b) above and the issuance of the Bridgeport Warrants contemplated by paragraph (d) above such that upon the exercise of each October 2014 Warrant, First December 2012 Warrant and Second December 2012 Warrant, in accordance with their respective terms, the holder shall receive one-quarter of one New Bridgeport Share and together with 0.375 of a Bridgeport Warrant (for each New Bridgeport Share issued upon the exercise of such warrant) at the current exercise price of such warrant, in lieu of the number of Bridgeport securities otherwise issuable upon such exercise;

(g)

each issued and outstanding Third December 2012 Warrants will be adjusted to reflect the Consolidation contemplated by paragraph (b) above and the issuance of the Bridgeport Warrants contemplated by paragraph (d) above such that upon exercise of each such Third December 2012 Warrant, in accordance with its terms, the holder shall receive one-quarter of one New Bridgeport Share and 0.50 of a Second December 2012 Warrant, together with 0.375 of a Bridgeport Warrant (for each New Bridgeport Share issued upon the exercise of such Third December 2012 Warrant), at the current exercise price of such Third December 2012 Warrant in lieu of the number of Bridgeport securities otherwise issuable upon such exercise;

(h)

in the event that Premier Gold elects to convert any portion of the principal amount outstanding under the Convertible Bridge Loan together with all accrued interest thereon, which election may be made at any one time prior to the Effective Time and shall be effective as at the Effective Time, Premier Royalty shall issue units of Premier Royalty (the “Premier Royalty Units”) to Premier Gold in such amount as is equal to the converted amount of the principal amount outstanding under the Convertible Bridge Loan together with all accrued interest thereon divided by $1.40 (being the Post-Consolidation Deemed Price), all in accordance with the terms of the Convertible Bridge Loan. Each Premier Royalty Unit shall consist of one Premier Royalty Share and 0.375 of a warrant of Premier Royalty (each whole warrant, a “Premier Royalty Gold Warrant”). Each Premier Royalty Gold Warrant shall be exercisable to acquire one Premier Royalty Share at a price of $2.00 for a period of four years from the date of issuance of such warrant subject to the same expiry acceleration provisions as the Bridgeport Warrants;

(i)

Premier Royalty shall issue to Premier Gold (A) 2,800,000 Premier Royalty Gold Warrants, provided that such number of warrants shall be reduced by the number of Premier Royalty Gold Warrants that are issued to Premier Gold in the event that Premier Gold exercises its conversion right as described in paragraph (h) above, if any, and (B) 1,457,500 warrants of Premier Royalty (each a “Class II Premier Royalty Gold Warrant”). Each Class II Premier Royalty Gold Warrant shall be exercisable to acquire one Premier Royalty Share at a price of $2.00 until October 7, 2014, all in accordance with the terms of the Convertible Bridge Loan;

(j)

Premier Royalty shall issue Premier Royalty Shares to Aberdeen in such amount as is equal to the principal amount outstanding under the Aberdeen Convertible Debenture together with all accrued interest thereon as at the Effective Date divided by $1.26 (being the Post-Consolidation Deemed Price less 10%), all in accordance with the terms of the Aberdeen Convertible Debenture;

(k)

Premier Royalty shall issue warrants to Aberdeen (the “Premier Royalty Aberdeen Warrants”) in such amount as is equal to 50% multiplied by the number of Premier Royalty Shares issued to Aberdeen pursuant to paragraph (j) above. Each Premier Royalty Aberdeen Warrant shall be exercisable to acquire one Premier Royalty Share at a price of $1.75 (being the Post-Consolidation Deemed Price multiplied by a factor of 1.25) for a period of two years following the date of issuance of such warrants, all in accordance with the terms of the Aberdeen Royalty Purchase Agreement;

(l)

Premier Royalty shall issue an aggregate of 357,142 Premier Royalty Shares, representing $500,000 divided by $1.40 (being the Post-Consolidation Deemed Price), to the Thunder Creek Royalty Vendors, all in accordance with the terms of the Thunder Creek Agreement;

(m)

Premier Royalty shall issue Premier Royalty Units to each holder of Convertible Debentures in such amount as is equal to the principal amount outstanding under its Convertible Debentures together with all accrued interest thereon divided by $1.40 (being the Post-Consolidation Deemed Price), all in accordance with the terms of the Convertible Debentures;

(n)	each Premier Royalty Share outstanding shall be deemed to be exchanged by the Premier Royalty Shareholders for one New Bridgeport Share and pursuant to such exchange:

(i)

such Premier Royalty Shareholder shall cease to be a holder of Premier Royalty Shares and the name of such Premier Royalty Shareholder shall be deemed to be removed from the register of holders of Premier Royalty Shares;

(ii)	each Premier Royalty Share shall be acquired by Bridgeport free and clear of any Encumbrances; and

(iii)

Bridgeport shall issue and cause to be delivered to each such former Premier Royalty Shareholder certificates representing the New Bridgeport Shares to which such holder is entitled as aforesaid and the name of such Premier Royalty Shareholder shall be added to the register of holders of New Bridgeport Shares showing such holder as the registered holder of New Bridgeport Shares so issued, provided that a holder of Premier Royalty Shares that are evidenced by certificates representing Premier Royalty Shares shall be required to submit a Letter of Transmittal together with its share certificates in accordance with the Plan of Arrangement in order to receive its New Bridgeport Shares;

(o)

in the event the acquisition of Inversiones Mineras Australes Holdings (BVI) Inc. has been completed by Premier Royalty prior to the Effective Date, the Premier Royalty Golden Arrow Warrants, if outstanding immediately prior to the Effective Time, shall remain outstanding and shall be exercisable into New Bridgeport Shares (in lieu of Premier Royalty Shares) in accordance with their terms;

(p)	the Premier Royalty Warrants shall remain outstanding and shall be exercisable into New Bridgeport Shares, (in lieu of Premier Royalty Shares) in accordance with their terms; and

(q)	Bridgeport shall change its name to “Premier Royalty Inc.”, or such other name as is acceptable to Premier Gold and the regulatory authorities.

1.4	Board of Directors and Officers of Bridgeport

Each of the Parties hereby agrees that upon completion of the Business Combination, the board of directors of Bridgeport shall be increased to eight directors and consist of the following persons and management of Bridgeport shall be comprised of the following persons:

Abraham Drost, MSc, PGeo	President, Chief Executive Officer and Director
Eugene Lee, CA	Chief Financial Officer
Shaun Drake	Corporate Secretary

Ewan Downie	Chairman
Shastri Ramnath, MSc, PGeo, MBA	Director
Hugh Snyder, P.Eng	Director
Steven Filipovic, CA	Director
George Faught, CA	Director
Howard Katz, MBA	Director
Premier Gold Nominee	Director

Provided that, other than Shastri Ramnath and Hugh Snyder, Premier Gold shall have the right to have appointed such other director and officer in lieu of the above named directors or officers at or prior to the Effective Time.

ARTICLE 2
DISSENT RIGHTS

2.1	Dissent Rights

Holders of Bridgeport Shares may exercise Dissent Rights from the Arrangement Resolution pursuant to and in the manner set forth under section 185 of the OBCA, provided that notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution must be sent to Bridgeport by holders who wish to dissent and received by Bridgeport not later than 5:00 p.m. (Toronto Time) on the date that is two Business Days immediately prior to the Bridgeport Meeting or any date to which the Bridgeport Meeting may be postponed or adjourned and provided further that holders who exercise such Dissent Rights and who:

(i)

are ultimately entitled to be paid fair value for their Bridgeport Shares, which fair value shall be the fair value of such shares as at the close of business on the day prior to the Bridgeport Meeting and shall be paid an amount equal to such fair value by Bridgeport; and

(ii)

are ultimately not entitled, for any reason, to be paid fair value for their Bridgeport Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Bridgeport Shares, but in no case shall Bridgeport or any other person be required to recognize holders of Bridgeport Shares who exercise Dissent Rights as holders of Bridgeport Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Bridgeport Shares who exercise Dissent Rights shall be deleted from the central securities register as holders of Bridgeport Shares at the Effective Time.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF PREMIER GOLD AND PREMIER ROYALTY

Premier Gold and Premier Royalty jointly and severally represent and warrant to and in favour of Bridgeport and acknowledge that Bridgeport is relying on such representations and warranties in entering into this Agreement and completing the transactions contemplated herein:

3.1	Organization and Good Standing

(a)

Each of Premier Gold, Premier Royalty and the Premier Subsidiaries is a corporation duly organized, validly existing, and in good standing under the Laws of its jurisdiction of incorporation, is qualified to transact business and is in good standing as a foreign corporation in the jurisdictions where it is required to qualify in order to conduct its business as presently conducted, except where the failure to be so qualified would not have a Material Adverse Effect on Premier Gold, Premier Royalty or the Premier Subsidiaries and each of Premier Gold, Premier Royalty and Premier Subsidiaries is, under the Laws of its jurisdiction of incorporation, legally entitled to hold the Royalties (and upon acquisition thereof, the Gualcamayo Royalty) and will remain so entitled at the Effective Time.

(b)

Each of Premier Gold, Premier Royalty and the Premier Subsidiaries has the corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted.

3.2	Royalties

(a)

Schedule C hereto sets forth all of the Royalties and the holder thereof that are owned directly or indirectly by Premier Gold or Premier Royalty or in which Premier Gold or Premier Royalty has an interest. The Golden Arrow Share Purchase Agreement is the only binding Contract of Premier Gold or Premier Royalty pursuant to which Premier Royalty has agreed to acquire any additional royalties.

(b)

As at the date hereof, Premier Gold, Premier Royalty or the Premier Royalty Subsidiaries, as the case may be, is the legal and beneficial owner of, and has good and marketable title to, the Royalties free and clear of all Encumbrances other than the Encumbrances disclosed in Schedule C. Prior to the Effective Date, all of the Royalties not owned by Premier Royalty or its subsidiaries as at the date hereof will be transferred to Premier Royalty or its subsidiaries such that at the Effective Time, Premier Royalty or its subsidiaries will be the beneficial holder of and have good and marketable title to, the Royalties free and clear of all Encumbrances.

(c)

As at the date hereof, Premier Gold, Premier Royalty or the Premier Royalty Subsidiaries, as the case may be, has the exclusive right to own the Royalties subject to any Encumbrances and buy-back rights and right of first refusal provisions set forth in Schedule C. Prior to the Effective Date, all of the Royalties not owned by Premier Royalty or its subsidiaries as at the date hereof will be transferred to Premier Royalty or its subsidiaries such that at the Effective Time, Premier Royalty or its subsidiaries will have the exclusive right to own the Royalties.

(d)

Subject to the Encumbrances and buy-back rights and right of first refusal provisions listed in Schedule C, there is no agreement, contract, option, commitment or other right in favour of, or held by, any Person other than Bridgeport to acquire the Royalties or any portion thereof and upon completion of acquisition of the Gualcamayo Royalty, such royalty or any portion thereof.

(e)

None of the Royalties, the Gualcamayo Royalty, the Royalty Agreements or the Golden Arrow Share Purchase Agreement prohibit or restrict Premier Royalty from entering into and completing the Business Combination.

(f)	There is no appropriation, expropriation or seizure of the Royalties that is pending or, to the best of Premier Gold and Premier Royalty’s knowledge, has been threatened.

(g)

Neither Premier Gold nor Premier Royalty is aware of any breach or default of any term of the Royalty Agreements or the Golden Arrow Share Purchase Agreement by any party thereto. Each of the Royalty Agreements and the Golden Arrow Share Purchase Agreement are in good standing and in full force and effect, enforceable against Premier Gold, Premier Royalty or the Premier Royalty Subsidiaries (and to the best knowledge of Premier Gold, the other parties thereto) in accordance with their terms, and neither Premier Gold nor Premier Royalty has received any notice of any default, breach or termination of the Royalty Agreements or the Golden Arrow Share Purchase Agreement or of any fact or circumstance which will, or is likely, to result in such a default, breach or termination thereof.

(h)	Each of the Royalties and Royalty Agreements set out in Schedule “F” has been registered or recorded on title against the assets or properties to which it relates.

(i)

Neither Premier Gold nor Premier Royalty has any information or knowledge of any fact relating to the Royalties, the Gualcamayo Royalty, the Royalty Agreements, the Golden Arrow Share Purchase Agreement, or the Arrangement which might reasonably be expected to materially and adversely affect the Royalties or the Gualcamayo Royalty.

(j)	Neither Premier Gold nor Premier Royalty has any knowledge that:

(i)

any Operator does not hold all requisite licenses, registrations, qualifications, permits and consents necessary or appropriate for carrying on its respective business as currently carried on with respect to the Properties and that such licenses, registrations, qualifications, permits and consents are invalid and are not subsisting and in good standing in accordance with applicable laws; and

(ii)

any Operator has received any notice of proceedings relating to the revocation or adverse modification of any material mining license, registration, qualification or permit, or that any Operator has received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining rights, exploration or prospecting rights, concessions or licenses with respect to the Properties.

3.3	Subsidiaries

(a)	Each of Premier Gold and Premier Royalty has no direct or indirect subsidiaries that own or hold the Royalties other than the Premier Subsidiaries, as set forth below.

Subsidiary	Corporate Jurisdiction	Approximate Percentage Ownership
Premier Royalty Corporation	Ontario	100% (Premier Gold)
Premier Gold Mines U.S.A. Inc.	Delaware	100% (Premier Gold)
Premier Royalty U.S.A. Inc.	Delaware	100% (Premier Royalty)

Premier Gold or Premier Royalty, as the case may be, owns the percentage of the issued and outstanding shares of such subsidiaries as set forth above, all of which shares are issued as fully paid and non-assessable shares, free and clear of all Encumbrances and, no person, firm or corporation has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from Premier Gold or Premier Royalty, as the case may be, of any interest in any of the shares in the capital of any of the Premier Subsidiaries.

3.4	Consents, Authorizations, and Binding Effect

(a)

Each of Premier Gold and Premier Royalty may execute, deliver and perform this Agreement without the necessity of obtaining any consent, approval, authorization or waiver, or giving any notice or otherwise, except:

(i)	consents, approvals, authorizations and waivers which have been obtained and are unconditional, and in full force and effect, and notices which have been given on a timely basis; or

(ii)

those which, if not obtained or made, would not prevent or delay the consummation of the Business Combination or otherwise prevent Premier Gold or Premier Royalty from performing its respective obligations under this Agreement and would not be reasonably likely to have a Material Adverse Effect on Premier Royalty; or

(iii)	those consents disclosed in Schedule “C”.

(b)

Each of Premier Gold and Premier Royalty has full corporate power and authority to execute and deliver this Agreement and to perform its respective obligations hereunder and to complete the Business Combination.

(c)	The board of directors of each of Premier Gold and Premier Royalty has unanimously approved the Business Combination and the execution, delivery and performance of this Agreement.

(d)

This Agreement has been duly executed and delivered by each of Premier Gold and Premier Royalty and constitutes a legal, valid, and binding obligation of each of Premier Gold and Premier Royalty, enforceable against each such party in accordance with its terms, except:

(i)	as may be limited by bankruptcy, reorganization, insolvency and similar Laws of general application relating to or affecting the enforcement of creditors’ rights or the relief of debtors; and

(ii)

that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defences and to the discretion of the court before which any proceeding therefor may be brought.

(e)	The execution, delivery, and performance of this Agreement, other than as set out herein, will not:

(i)	constitute a violation of the Articles of Incorporation or By-laws, each as amended, of either Premier Gold or Premier Royalty;

(ii)

conflict with, result in the breach of or constitute a default or give to others a right of termination, cancellation, creation or acceleration of any obligation under or the loss of any material benefit under or the creation of any benefit or right of any third party under any Contract or permit to which Premier Gold or Premier Royalty is a party, including the Royalty Agreements, or as to which any of their respective property or assets are subject which would have a Material Adverse Effect on Premier Royalty;

(iii)

constitute a violation of any Law applicable or relating to Premier Gold or Premier Royalty or their respective business except for such violations which would not have a Material Adverse Effect on Premier Royalty; or

(iv)

result in the creation of any lien upon any of the assets of Premier Gold or Premier Royalty, including their interest in the Royalties other than such liens as would not have a Material Adverse Effect on Premier Royalty.

(f)

Other than pursuant to this Agreement, neither Premier Gold nor Premier Royalty nor any Affiliate or Associate of Premier Gold or Premier Royalty nor any director or officer of Premier Gold or Premier Royalty, other than Shaun Drake, the Corporate Secretary of Premier Gold, beneficially owns or has the right to acquire a beneficial interest in any Bridgeport Shares.

3.5	Insurance

The business of the Premier Royalty is insured against loss or damage with coverage of types and in amounts consistent with the types and amounts of insurance maintained by corporations and other entities of a size and carrying on business of a type carried on by Premier Royalty and covers all risks prudently and reasonably foreseeable in the question of its business. All such policies shall remain in full force and effect and shall not be cancelled or otherwise terminated prior to the Effective Time as a result of the transactions contemplated hereby.

3.6	Litigation and Compliance

(a)	There are no actions, suits, claims or proceedings, whether in equity or at law or, any Governmental investigations pending or threatened:

(i)

against or affecting the Royalties or Premier Royalty or with respect to or affecting any asset or property owned, leased or used by Premier Royalty, including Premier Royalty’s interest in the Royalties; or

(ii)	which question or challenge the validity of this Agreement, or the Business Combination or any action taken or to be taken pursuant to this Agreement, or the Business Combination;

nor is Premier Gold or Premier Royalty aware of any basis for any such action, suit, claim, proceeding or investigation.

(b)

Premier Royalty has conducted and is conducting its business in compliance with, and is not in default or violation under, and has not received notice asserting the existence of any default or violation under, any Law applicable to its business or operations, except for non-compliance, defaults and violations which would not, in the aggregate, have a Material Adverse Effect on Premier Royalty.

(c)

Neither Premier Royalty, the Royalties, nor any assets of Premier Royalty are subject to any judgment, order or decree entered in any lawsuit or proceeding which has had, or which is reasonably likely to have, a Material Adverse Effect on Premier Royalty or which is reasonably likely to prevent Premier Gold or Premier Royalty from performing their respective obligations under this Agreement.

(d)

Premier Royalty has duly filed or made all reports and returns required to be filed by it with any Government and has obtained all permits, licenses, consents, approvals, certificates, registrations and authorizations (whether Governmental, regulatory or otherwise) which are required in connection with its business and operations, except where the failure to do so has not had and will not have a Material Adverse Effect on Premier Royalty.

3.7	Financial Statements and Financial Records

(a)

The financial statements (including, in each case, any notes thereto and related management discussion and analysis) of Premier Royalty and the carve out financial statements of certain of the Royalties and the Gualcamayo Royalty to be included in the Circular will be prepared in accordance with GAAP as required, applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and will fairly present the assets, liabilities and financial condition of Premier Royalty or such Royalties and the Gualcamayo Royalty, as applicable, as of the respective dates thereof and the earnings, results of operations and changes in financial position of Premier Royalty or such Royalties and the Gualcamayo Royalty, as applicable, for the periods then ended. Premier Royalty has not since December 31, 2011, made any change in the accounting practices or policies applied in the preparation of its financial statements.

(b)

Other than the Convertible Bridge Loan, the Convertible Debentures issued in connection with the Financing, the employment agreement to be entered into between Premier Royalty and Abraham Drost and the employment agreement to be entered into between Premier Royalty and Eugene Lee (collectively the “Premier Royalty Employment Agreements”), there are no contracts between Premier Royalty, on the one hand, and: (i) any officer or director of Premier Royalty; (ii) any holder of 5% or more of the equity securities of Premier Royalty; or (iii) an Associate or Affiliate of a person in (i) or (ii), on the other hand.

(c)

The Books and Records provided to Bridgeport and its advisors in connection with their due diligence investigations are all of the Books and Records relating to the Royalties and to Premier Royalty, and fairly and correctly set out and disclose, in all material respects, all material financial transactions of Premier Royalty or otherwise relating to the Royalties all of which are under the exclusive ownership and direct control of Premier Gold or its subsidiaries (including all means of access thereto and therefrom) and such person has original or true copies of all such Books and Records in its possession.

3.8	Taxes

(a)

Premier Royalty has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, all such Tax Returns are complete and accurate in all material respects, for all periods through December 31, 2011. All Taxes shown to be due on such Tax Returns, or otherwise owed, have been timely paid, other than those which are being contested in good faith and in respect of which adequate reserves have been provided in the most recently published financial statements of Premier Gold or Premier Royalty. Premier Royalty’s most recent audited financial statements will reflect a reserve in accordance with GAAP for all Taxes payable by Premier Royalty for all taxable periods and portions thereof through the date of such financial statements. No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against Premier Royalty, there are no actions, suits, proceedings, investigations or claims pending or threatened against Premier Royalty in respect of Taxes or any matters under discussion with any Government relating to Taxes, in each case which are likely to have a Material Adverse Effect on Premier Royalty, and no waivers or written requests for waivers of the time to assess any such Taxes are outstanding or pending. Premier Royalty has withheld from each payment made to any of its past or present employees, officers or directors, and to any non-resident of Canada, the amount of all Taxes required to be withheld therefrom and has paid the same to the proper tax or receiving officers within the time required under applicable legislation. Premier Royalty has remitted to the appropriate tax authorities all amounts collected by it in respect of federal goods and services tax and provincial or harmonized sales taxes. There are no liens for Taxes upon any assets of Premier Royalty except liens for taxes not yet due.

3.9	Tax Matters

Premier Gold represents and warrants that none of the Premier Royalty Shares that will be acquired by Bridgeport at the Effective Time and pursuant to this Agreement, including those acquired from any current non-resident holders of Convertible Debentures, will be “taxable Canadian property” for the purposes of the ITA.

3.10	Pension and Other Employee Plans and Agreements

Premier Royalty does not maintain or contribute to any Employee Plan.

3.11	Labour Relations

(a)	No employees of Premier Royalty are covered by any collective bargaining agreement.

(b)	(i)

There are no representation questions, arbitration proceedings, labour strikes, slow-downs or stoppages, material grievances, or other labour troubles pending or, to the knowledge of Premier Royalty, threatened with respect to the employees of Premier Royalty; and

(ii)

To the best of Premier Gold and Premier Royalty’s knowledge, there are no present or pending applications for certification (or the equivalent procedure under any applicable Law) of any union as the bargaining agent for any employees of Premier Royalty.

3.12	Contracts, Etc.

(a)

Other than the Convertible Debentures, the Convertible Bridge Loan, the Golden Arrow Share Purchase Agreement, the Premier Royalty Employment Agreements and except as disclosed in Schedule F, and except for contracts, agreements, leases and commitments entered into in the ordinary course of business as of the date hereof, Premier Royalty is not a party to or bound by any Contract:

(i)	relating to capital expenditures or improvements in excess of $50,000 in the aggregate;

(ii)	by which title to any assets, rights or properties is retained by a third party as security for an obligation;

(iii)	which will be at the Effective Date secured by a lien upon any assets, rights or properties as security for an obligation;

(iv)	relating to the employment of any employees or the rights of employees on severance or termination;

(v)

relating to management, consulting or any other similar type of Contract which involves an amount exceeding $50,000 per annum, excluding those which may be terminated without penalty on three months’ notice or less;

(vi)

which contemplates payment on or as a result of a change of control of Premier Royalty (whether on termination of such agreement, on occurrence of any other event or circumstance, or after notice or lapse of time or otherwise), other than consulting agreements entered into in the ordinary course, provided that the Business Combination will not trigger any such change of control payments;

(vii)	with any director or officer, former director or officer, shareholder or any person not dealing at arm’s length with Premier Royalty;

(viii)	with a bank or other financial institution relating to borrowed money;

(ix)	relating to the existence or creation or purchase or sale of any bonds, debentures, notes or long-term debts;

(x)

relating to outstanding letters of credit or constituting an agreement of guarantee or indemnification of the obligations or liabilities (contingent or otherwise) of any other person or relating to commitments to purchase the assets of any other person or to guarantee the price thereof;

(xi)	relating to the acquisition or disposition of any shares or securities of any entity;

(xii)	relating to the acquisition or disposition or lease of any business operations or real property;

(xiii)	limiting or restraining Premier Royalty from engaging in any activities or competing with any person;

(xiv)	which involves the use of a derivative, including any forward contracts or options; or

(xv)	relating to the existence or creation of any bona fide offer of an opportunity (including a joint venture opportunity) to any person.

(b)

Premier Royalty and, to the knowledge of Premier Gold and Premier Royalty, each of the other parties thereto, is in material compliance with all covenants under each Contract, including the Golden Arrow Share Purchase Agreement, and no default has occurred which, with notice or lapse of time or both would directly or indirectly constitute such a default under any Contract, including the Golden Arrow Share Purchase Agreement, except for such non-compliance or default as has not had and will not have a Material Adverse Effect on Premier Royalty.

3.13	Absence of Certain Changes, Etc.

Except as contemplated by the Business Combination, this Agreement, the Golden Arrow Share Purchase Agreement, the Aberdeen Royalty Purchase Agreement, the Thunder Creek Agreement and the Premier Royalty Employment Agreements, since December 31, 2011:

(a)	there has been no Material Adverse Change to Premier Royalty;

(b)	Premier Royalty has not:

(i)	sold, transferred, distributed or otherwise disposed of or acquired a material amount of its assets, or agreed to do any of the foregoing, except in the ordinary course of business;

(ii)	incurred any liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is likely to have a Material Adverse Effect on Premier Royalty;

(iii)	made or agreed to make any material expenditure or commitment for additional assets in excess of $50,000;

(iv)

made or agreed to make any material increase in the compensation payable to any employee or director except for increases made in the ordinary course of business and consistent with presently existing policies or agreements or past practice;

(v)	conducted its operations other than in all material respects in the normal course of business;

(vi)

entered into any material transaction or material Contract, or amended or terminated any material transaction or material Contract, except transactions or Contracts entered into in the ordinary course of business; or

(vii)	agreed or committed to do any of the foregoing; and

(c)	there has not been any declaration, setting aside or payment of any dividend or other distribution with respect to Premier Royalty’s share capital.

3.14	Capitalization

(a)	At the date hereof the authorized capital of Premier Royalty consists of an unlimited number of Premier Royalty Shares, of which 100 Premier Royalty Shares are issued and outstanding.

(b)	Except as described in Section 1.3 and the Premier Royalty Employment Agreements, there are no authorized, outstanding or existing:

(i)	voting trusts or other agreements or understandings with respect to the voting of any Premier Royalty Shares;

(ii)	securities issued by Premier Royalty that are convertible into or exchangeable for Premier Royalty Shares;

(iii)

agreements, options, warrants or other rights capable of becoming agreements, options or warrants to purchase or subscribe for any Premier Royalty Shares or securities convertible into or exchangeable for any Premier Royalty Shares;

(iv)

agreements of any kind to which Premier Royalty is party relating to the issuance of any Premier Royalty Shares, any securities convertible, exchangeable or exercisable for Premier Royalty Shares, or requiring Premier Royalty to qualify any of its securities for distribution by prospectus under Canadian Securities Laws; or

(v)	agreements of any kind which may obligate Premier Royalty to issue or purchase any of its securities.

3.15	Premier Royalty Shares

(a)

As at the date hereof, Premier Gold is the sole registered and beneficial holder of all of the issued and outstanding Premier Royalty Shares free and clear of all Encumbrances, whatsoever and, no Person has any agreement, option, right or privilege (whether pre- emptive or contractual) capable of becoming an agreement, for the purchase from Premier Gold of any interest in any of the Premier Royalty Shares.

(b)	All outstanding Premier Royalty Shares have been duly authorized and are validly issued, fully paid and non-assessable.

3.16	Environmental Matters

Premier Royalty is in compliance, in all material respects, with all applicable Environmental Laws and has not materially violated any then current environmental laws as applied at that time. Premier Royalty is not the subject of: (i) any proceeding, application, order or directive which relates to any environmental, health or safety matter; or (ii) any demand or notice with respect to any Environmental Laws. There is no material environmental liability nor factors likely to give rise to any material environmental liability (i) affecting any of the material property or assets of Premier Royalty; or (ii) retained in any manner by Premier Royalty in connection with property or assets disposed of by Premier Royalty.

3.17	Indebtedness

Other than the Convertible Bridge Loan, the Aberdeen Convertible Debenture, and the Convertible Debentures, no indebtedness for borrowed money is owing or guaranteed by Premier Royalty.

3.18	Undisclosed Liabilities

There are no material liabilities of Premier Royalty of any kind whatsoever, whether or not accrued and whether or not determined or determinable, in respect of which Premier Royalty may become liable on or after the consummation of the transactions contemplated hereby other than:

(a)	liabilities disclosed on or reflected or provided for in Section 3.17; and

(b)

liabilities incurred in the ordinary and usual course of business of Premier Royalty and attributable to the period since December 31, 2011 or incurred in connection with the Business Combination, none of which has had or may reasonably be expected to have a Material Adverse Effect on Premier Royalty.

3.19	Due Diligence Investigations

Premier Gold and Premier Royalty have made available to Bridgeport all material information, including financial and operational information, in respect of Premier Gold (in so far as it relates to the Royalties), Premier Royalty and the Premier Subsidiaries and their respective businesses and all information relating to the business, assets, liabilities, properties, capitalization or financial condition thereof provided by Premier Gold, Premier Royalty or any of their Advisors is true, accurate and complete in all material respects, other than forward-looking information which was based on the reasonable assumptions of management of Premier Gold and Premier Royalty, as the case may be.

3.20	U.S. Matters

(a)	Premier Royalty is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal offices within the United States.

(b)

Premier Royalty, including all entities “controlled by” Premier Royalty for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, does not, and prior to completion of the Business Combination will not, hold assets located in the United States with a fair market value in excess of U.S.$68.2 million in the aggregate. During the 12-month period ended December 31, 2011, (i) Premier Royalty and its subsidiaries did not make sales in or into the United States in excess of U.S.$68.2 million in the aggregate, and (ii) the assets that Premier Royalty and its subsidiaries hold as of immediately prior to completion of the Business Combination did not generate sales in or into the United States in excess of U.S.$68.2 million in the aggregate.

(c)

No class of securities of Premier Royalty is registered or required to be registered pursuant to Section 12 of the U.S. Exchange Act, and Premier Royalty has not had, and does not have, any reporting obligations under Section 13(a) of Section 15(d) of the U.S. Exchange Act.

(d)

Premier Gold will not distribute the New Bridgeport Shares to be issued to it pursuant to the Business Combination to its shareholders, and will not sell or otherwise dispose of the New Bridgeport Shares to be issued to it pursuant to the Business Combination, except in compliance with, and in a manner that does not require registration under, applicable U.S. federal and state securities laws.

(e)

Premier Gold is not registered, and is not required to be registered, as an “investment company” under the United States Investment Company Act of 1940, as amended. The acquisition of the New Bridgeport Shares pursuant to the Business Combination will not result in Premier Gold being an “investment company” under the United States Investment Company Act of 1940, as amended.

(f)	As of the date hereof, Premier Royalty is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act.

(g)	Premier Royalty is not registered, and is not required to be registered, as an “investment company” under the United States Investment Company Act of 1940, as amended.

(h)

The Convertible Debentures were issued in compliance with the exemption from the registration requirements of the U.S. Securities Act provided by Section 4(2) thereof and Rule 506 of Regulation D thereunder and in compliance with all applicable state securities laws, or the exclusion from the registration requirements of the U.S. Securities Act provided by Rule 903 of Regulation S thereunder.

(i)

Premier Royalty will not pay or give, directly or indirectly, any commission or other remuneration for soliciting (A) the issuance of the Premier Royalty Shares, Premier Royalty Gold Warrants and Class II Premier Royalty Gold Warrants pursuant to the terms of the Convertible Bridge Loan, (B) the issuance of the Premier Royalty Shares pursuant to the terms of the Aberdeen Convertible Debenture, or (C) the issuance of the Premier Royalty Shares and Premier Royalty Gold Warrants pursuant to the terms of the Convertible Debentures.

(j)

The Premier Royalty Shares to be issued to the Thunder Creek Royalty Vendors pursuant to the Thunder Creek Agreement, and the Premier Royalty Aberdeen Warrants to be issued to Aberdeen pursuant to the Aberdeen Royalty Purchase Agreement, will be issued in compliance with the exclusion from the registration requirements of the U.S. Securities Act provided by Rule 903 of Regulation S thereunder.

3.21	Competition Act

Neither Premier Royalty’s assets in Canada nor its gross revenues from sales in or from Canada generated from those assets in Canada, exceed CDN$77 million, as determined in accordance with the Notifiable Transaction Regulations under the Competition Act (Canada).

3.22	Investment Canada

Premier Gold is not a “non-Canadian” within the meaning of the Investment Canada Act (Canada).

3.23	Brokers

Other than for CIBC World Markets Inc., neither Premier Royalty nor its Associates, Affiliates or Advisors have retained any broker or finder in connection with the transactions contemplated by this Agreement including the Business Combination and the Financing, nor have any of the foregoing incurred any liability to any broker or finder by reason of any such transaction.

3.24	Residency

Premier Royalty is a “taxable Canadian corporation” and a resident of Canada for the purposes of the ITA.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF BRIDGEPORT

Bridgeport hereby represents and warrants to Premier Gold and Premier Royalty as follows and acknowledges that Premier Gold and Premier Royalty are relying on such representations and warranties in entering into this Agreement and completing the transactions contemplated herein:

4.1	Organization and Good Standing

(a)

Each Bridgeport Group Member is a corporation duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation and is qualified to transact business and is in good standing as a foreign corporation in the jurisdictions where it is required to qualify in order to conduct its business as presently conducted, except where the failure to be so qualified would not have a Material Adverse Effect on the Bridgeport Group, as a whole.

(b)	Each Bridgeport Group Member has the corporate power and authority to own, lease, or operate its properties and to carry on its business as now conducted.

4.2	Business

(a)	As at July 1, 2012, the Bridgeport Group’s assets consisted of cash and equivalents of $17 million, the Nevada properties and prepaid expenses.

(b)

Other than as disclosed in writing to Premier Gold, and except to the extent necessary to comply with applicable Laws, no Bridgeport Group Member is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits its freedom to compete in any line of business, or to transfer or move any of its assets or operations or which would materially impact its business practices, operations or condition or which would prohibit or restrict it from entering into and completing the Business Combination.

(c)	The Nevada Properties are the only material properties of the Bridgeport Group.

(d)

Bridgeport Group Member is the absolute legal and beneficial owner of the Nevada Properties and holds either freehold title, leases, concessions, claims, options or participating interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which the Nevada Properties are located (collectively, “Property Rights”), in respect of the mineral rights located in the Nevada Properties as disclosed in the technical reports relating thereto and Bridgeport’s 20-F for the year ended April 30, 2012, and in which a Bridgeport Group Member has an interest under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Bridgeport Group to explore for mineral deposits relating thereto and the Bridgeport Group holds its interest in the Nevada Properties free and clear of any Encumbrances and no obligation is payable to any person in excess of an aggregate of $400,000 per year in order to maintain the Nevada Properties in their current state, and no material commission, royalty, licence fee or similar payment to any person or persons (individually or in the aggregate) with respect to the Nevada Properties is payable except as disclosed in the technical reports relating thereto and Bridgeport’s 20-F for the year ended April 30, 2012.

(e)

All Property Rights in which the Bridgeport Group holds an interest or right have been validly registered and recorded in accordance in all material respects with all applicable Laws and are valid and subsisting; the Bridgeport Group has all necessary surface rights, access rights and other necessary rights and interests relating to the Nevada Properties granting the Bridgeport Group the right and ability to explore for mineral deposits as are appropriate in view of the rights and interests therein of the Bridgeport Group and the operations of the Bridgeport Group as are currently being conducted, with only such exceptions as do not unreasonably interfere with the use made by the Bridgeport Group of the rights or interest so held; and each of the Property Rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of a Bridgeport Group Member except where the failure to be in good standing would not have a Material Adverse Effect on the Bridgeport Group.

(f)

The Nevada Properties and Property Rights of the Bridgeport Group constitute an accurate description of the Nevada Properties and all material Property Rights held by the Bridgeport Group, and no other property or assets are necessary for the conduct of the business of the Bridgeport Group as currently conducted, Bridgeport does not know of any claim or the basis for any claim that could reasonably be expected to materially and adversely affect the right of a Bridgeport Group Member to use, transfer or otherwise explore for mineral deposits on the Nevada Properties.

(g)

All exploration activities on the properties of the Bridgeport Group have been conducted in all material respects in accordance with good exploration practices and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been complied with in all material respects.

4.3	Consents, Authorizations, and Binding Effect

(a)

Bridgeport may execute, deliver, and perform this Agreement and consummate the Arrangement without the necessity of obtaining any consent, approval, authorization or waiver, or giving any notice or otherwise, except:

(i)

the approval of the Arrangement Resolution by at least 66 2/3% of the votes cast on the Arrangement Resolution by Bridgeport Shareholders and Existing Bridgeport Warrantholders present in person or represented by proxy at the Bridgeport Meeting, voting as a single class;

(ii)	the approval of the Court;

(iii)	the approval of the TSX;

(iv)	consents, approvals, authorizations and waivers, which have been obtained, and are unconditional and in full force and effect and notices which have been given on a timely basis;

(v)	the filing of Articles of Arrangement with the Director under the OBCA; or

(vi)

those which, if not obtained or made, would not prevent or delay the consummation of the Arrangement or otherwise prevent Bridgeport from performing its obligations under this Agreement and would not be reasonably likely to have a Material Adverse Effect on the Bridgeport Group.

(b)

Bridgeport has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to complete the Arrangement, subject to the approval of the Arrangement Resolution by Bridgeport Shareholders and Existing Bridgeport Warrantholders at the Bridgeport Meeting.

(c)

The board of directors of Bridgeport have unanimously: (i) approved the Business Combination and the execution, delivery and performance of this Agreement; and (ii) directed that the Arrangement Resolution and the Share Incentive Plan Resolution be submitted to the Bridgeport Shareholders and Existing Bridgeport Warrantholders, as applicable, at the Bridgeport Meeting, and unanimously recommended approval thereof.

(d)	This Agreement has been duly executed and delivered by Bridgeport and constitutes a legal, valid, and binding obligation of Bridgeport enforceable against it in accordance with its terms, except:

(i)	as may be limited by bankruptcy, reorganization, insolvency and similar Laws of general application relating to or affecting the enforcement of creditors’ rights or the relief of debtors; and

(ii)

that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defences and to the discretion of the court before which any proceeding therefor may be brought.

(e)	The execution, delivery, and performance of this Agreement including the completion of the Business Combination will not:

(i)	constitute a violation of the Articles of Incorporation or By-Laws, each as amended, of Bridgeport;

(ii)

conflict with, result in the breach of or constitute a default or give to others a right of termination, cancellation, creation or acceleration of any obligation under, or the loss of any material benefit under or the creation of any benefit or right of any third party under any Contract or permit to which any Bridgeport Group Member is a party or as to which any of its property or assets are subject which would in any such case have a Material Adverse Effect on the Bridgeport Group;

(iii)

constitute a violation of any Law applicable or relating to any Bridgeport Group Member or their respective businesses except for such violations which would not have a Material Adverse Effect on any Bridgeport Group Member; or

(iv)	result in the creation of any lien upon any of the assets of any Bridgeport Group Member, other than such liens as would not have a Material Adverse Effect on the Bridgeport Group.

(f)

Other than pursuant to this Agreement, no Bridgeport Group Member or any Affiliate or Associate of any Bridgeport Group Member beneficially owns or has the right to acquire a beneficial interest in any Premier Royalty Shares.

4.4	Insurance

The Bridgeport Group Members have their respective businesses and properties insured against loss or damage with coverage of types and in amounts consistent with the types and amounts of insurance maintained by corporations and other entities of a size and carrying on business of a type carried on by Bridgeport and cover all risks prudently and reasonably foreseeable in the question of its business. All such policies shall remain in full force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby.

4.5	Litigation and Compliance

(a)	There are no actions, suits, claims or proceedings, whether in equity or at law, or any Governmental investigations pending or threatened:

(i)	against or affecting any Bridgeport Group Member or with respect to or affecting any asset or property owned, leased or used by any Bridgeport Group Member; or

(ii)	which question or challenge the validity of this Agreement or the Business Combination or any action taken or to be taken pursuant to this Agreement or the Business Combination;

nor is Bridgeport aware of any basis for any such action, suit, claim, proceeding or investigation.

(b)

Each Bridgeport Group Member has conducted and is conducting its business in compliance with, and is not in default or violation under, and has not received notice asserting the existence of any default or violation under, any Law applicable to the businesses, assets or operations of the Bridgeport Group, except for non-compliance, defaults, and violations which would not, in the aggregate, have a Material Adverse Effect on the Bridgeport Group.

(c)

No Bridgeport Group Member, and no asset of any Bridgeport Group Member, is subject to any judgment, order or decree entered in any lawsuit or proceeding which has had, or which is reasonably likely to have, a Material Adverse Effect on the Bridgeport Group or which is reasonably likely to prevent Bridgeport from performing its obligations under this Agreement.

(d)

Each Bridgeport Group Member has duly filed or made all reports and returns required to be filed by it with any Government and has obtained all permits, licenses, consents, approvals, certificates, registrations and authorizations (whether Governmental, regulatory or otherwise) which are required in connection with the business and operations of the Bridgeport Group, except where the failure to do so has not had and will not have a Material Adverse Effect on the Bridgeport Group.

4.6	Public Filings; Financial Statements

(a)

Bridgeport has filed all documents required pursuant to Canadian Securities Laws and has filed with or furnished to, as applicable, the SEC all registration statements, reports and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the SEC (collectively the “Bridgeport Securities Documents”). As of their respective dates (other than the annual report on Form 20-F for the year ended April 30, 2012, which representation is made as of the date of the amendment to such Form 20-F), the Bridgeport Securities Documents complied in all material respects with the then applicable requirements of the Canadian Securities Laws and the U.S. Exchange Act, as applicable, and, at the respective times they were filed, none of the Bridgeport Securities Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make any statement therein, in light of the circumstances under which it was made, not misleading. Bridgeport has not filed any confidential material change reports which have not at the date hereof become public knowledge.

(b)

The consolidated financial statements (including, in each case, any notes thereto) of Bridgeport included in the Bridgeport Securities Documents were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented the consolidated assets, liabilities and financial condition of Bridgeport and its consolidated subsidiaries as of the respective dates thereof and the consolidated earnings, results of operations and changes in financial position of Bridgeport and its consolidated subsidiaries for the periods then ended (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal year-end audit adjustments and to any other adjustments described therein). Except as disclosed in the Bridgeport Securities Documents, Bridgeport has not, since April 30, 2011, made any change in the accounting practices or policies applied in the preparation of its financial statements.

(c)

Bridgeport is a “reporting issuer” (or its equivalent) under Canadian Securities Laws of each of the Provinces of Canada other than Quebec. Bridgeport is not currently in default in any material respect of any requirement of Canadian Securities Laws and Bridgeport is not included on a list of defaulting reporting issuers maintained by any of the securities commissions or similar regulatory authorities in each of such Provinces. No delisting, suspension of trading or cease trading order with respect to the Bridgeport Shares is pending or, to the knowledge of Bridgeport, threatened. To the knowledge of Bridgeport, no inquiry, review or investigation (formal or informal) of any securities regulatory authority under applicable securities Laws or the TSX is in effect or ongoing or expected to be implemented or undertaken. The Bridgeport Shares are registered pursuant to Section 12(g) of the U.S. Exchange Act and Bridgeport is subject to the reporting requirements of Section 13(a) of the U.S. Exchange Act.

(d)

The outstanding Bridgeport Shares, October 2014 Warrants and the Second December 2012 Warrants are listed on the TSX under the trading symbol “BPV”, “BPV.WT” and “BPV.WT.A”, respectively. Bridgeport is in material compliance with the listing requirements of the TSX, provided that any such non-compliance would not have a Material Adverse Effect on Bridgeport and provided further that nothing herein shall be construed as representation by Bridgeport that it will meet the listing requirements of the TSX on the Effective Date or the effect on the listing if the listing requirements are not met in connection with the Business Combination.

(e)

There has not been any reportable event (within the meaning of National Instrument 51- 102 of the Canadian Securities Administrators) since April 30, 2011 with the present or former auditors of the Bridgeport Group.

(f)

Outside of the ordinary course of business, there are no contracts with Bridgeport, on the one hand, and: (i) any officer or director of the Bridgeport Group; (ii) any holder of 5% or more of the equity securities of Bridgeport; or (iii) an Associate or Affiliate of a person in (i) or (ii), on the other hand.

(g)

Bridgeport has established and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the U.S. Exchange Act) that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of Bridgeport are being made only in accordance with authorizations of management and the Board of Directors of Bridgeport, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Bridgeport’s assets that could have a material effect on Bridgeport’s financial statements.

(h)

Bridgeport’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by Bridgeport in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Bridgeport’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Bridgeport required under the U.S. Exchange Act with respect to such reports. Bridgeport has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, to Bridgeport’s auditors and the audit committee of the Board of Directors of Bridgeport (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting known to Bridgeport that are reasonably likely to adversely affect in any material respect Bridgeport’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, known to Bridgeport that involves management or other employees who have a significant role in Bridgeport’s internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 5, as in effect on the date of this Agreement.

(i)

Neither Bridgeport nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of Bridgeport or any of its Subsidiaries. Bridgeport is otherwise in compliance with all applicable provisions of the Sarbanes-Oxley Act, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(j)

The Books and Records provided to Premier Gold and Premier Royalty and their advisors in connection with their due diligence investigations are all of the Books and Records relating to the Bridgeport Group, and fairly and correctly set out and disclose, in all material respects, all material financial transactions of the Bridgeport Group, all of which are under the exclusive ownership and direct control of the Bridgeport Group (including all means of access thereto and therefrom) and each such person has original or true copies of all such Books and Records in its possession.

4.7	Taxes

Each Bridgeport Group Member has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, all such Tax Returns are complete and accurate in all material respects, for all periods through April 30, 2011 for each Bridgeport Group Member. All Taxes shown to be due on such Tax Returns, or otherwise owed, have been timely paid, other than those which are being contested in good faith and in respect of which adequate reserves have been provided in the most recently published financial statements of Bridgeport. Bridgeport’s most recent audited consolidated financial statements reflect a reserve in accordance with GAAP for all Taxes payable by the Bridgeport Group Members for all taxable periods and portions thereof through the date of such financial statements. No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against any Bridgeport Group Member, there are no actions, suits, proceedings, investigations or claims pending or threatened against any Bridgeport Group Member in respect of Taxes or any matters under discussion with any Government relating to Taxes, in each case which are likely to have a Material Adverse Effect on the Bridgeport Group, and no waivers or written requests for waivers of the time to assess any such Taxes are outstanding or pending. Each Bridgeport Group Member has withheld from each payment made to any of its past or present employees, officers or directors, and to any non-resident of Canada, the amount of all Taxes required to be withheld therefrom and has paid the same to the proper tax or receiving officers within the time required under applicable legislation. Each Bridgeport Group Member has remitted to the appropriate tax authorities all amounts collected by it in respect of federal goods and services tax and provincial or harmonized sales taxes. There are no liens for Taxes upon any asset of the Bridgeport Group except liens for taxes not yet due.

4.8	Pension and Other Employee Plans

Other than the Bridgeport Stock Option Plan, Bridgeport does not maintain or contribute to any Employee Plan.

4.9	Labour Relations

(a)	No employees of any Bridgeport Group Member are covered by any collective bargaining agreement.

(i)

There are no representation questions, arbitration proceedings, labour strikes, slow-downs or stoppages, material grievances, or other labour troubles pending or, to the knowledge of Bridgeport, threatened with respect to the employees of any Bridgeport Group Member; and

(ii)

to the best of Bridgeport’s knowledge, there are no present or pending applications for certification (or the equivalent procedure under any applicable Law) of any union as the bargaining agent for any employees of any Bridgeport Group Member.

4.10	Contracts, Etc

(a)

Except for contracts, agreements, leases and commitments entered into in the ordinary course of business or which have been filed as Bridgeport Securities Documents, no Bridgeport Group Member is a party to or bound by any Contract:

(i)	relating to capital expenditures or improvements in excess of $50,000 in the aggregate;

(ii)	by which title to any assets, rights or properties is retained by a third party as security for an obligation;

(iii)	which will be at the Effective Date secured by a lien upon any assets, rights or properties as security for an obligation;

(iv)	relating to the employment of any employees or the rights of employees upon severance or termination;

(v)

relating to management, consulting or any other similar type of Contract which involves an amount exceeding $50,000 per annum, excluding those which may be terminated without penalty on 90 days’ notice or less;

(vi)

which contemplates payment on or as a result of a change of control of any Bridgeport Group Member (whether on termination of such agreement, on occurrence of any other event or circumstances, or after notice or lapse of time or otherwise);

(vii)	with any director or officer, former director or officer, shareholder or any person not dealing at arm’s length with Bridgeport or such Bridgeport Group Member;

(viii)	with a bank or other financial institution relating to borrowed money;

(ix)	relating to the existence, creation, purchase or sale of any bonds, debentures, notes or long-term debts;

(x)

relating to outstanding letters of credit or constituting an agreement of guarantee or indemnification of the obligations or liabilities (contingent or otherwise) of any other person or relating to commitments to purchase the assets of any other person or to guarantee the price thereof;

(xi)	relating to the acquisition or disposition of any shares or securities of any entity;

(xii)	relating to the acquisition, disposition or lease of any business operations or real property;

(xiii)	limiting or restraining any Bridgeport Group Member from engaging in any activities or competing with any person, except as disclosed in writing to Premier Gold;

(xiv)	which involves the use of a derivative, including any forward contracts or options; or

(xv)	relating to the existence or creation of any bona fide offer of an opportunity (including a joint venture opportunity) to any person.

(b)

Each Bridgeport Group Member and, to the knowledge of Bridgeport, each of the other parties thereto, is in material compliance with all covenants under each Contract, and no default has occurred which, with notice or lapse of time or both, would directly or indirectly constitute such a default under any Contract, except for such non-compliance or default as has not had and will not have a Material Adverse Effect on the Bridgeport Group.

4.11	Absence of Certain Changes, Etc.

Except as contemplated by the Business Combination and this Agreement, since January 31, 2012:

(a)	there has been no Material Adverse Change in the Bridgeport Group;

(b)	no Bridgeport Group Member has:

(i)	sold, transferred, distributed, or otherwise disposed of or acquired a material amount of its assets, or agreed to do any of the foregoing, except in the ordinary course of business;

(ii)	incurred any liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is likely to have a Material Adverse Effect on the Bridgeport Group;

(iii)	prior to the date hereof, made or agreed to make any material capital expenditure or commitment for additions to property, plant, or equipment in excess of $50,000;

(iv)

made or agreed to make any material increase in the compensation payable to any employee or director except for increases made in the ordinary course of business and consistent with presently existing policies or agreements or past practice;

(v)	conducted its operations other than in all material respects in the normal course of business consistent with past practice;

(vi)

other than as disclosed in writing to Premier Gold and Premier Royalty, entered into any material transaction or material Contract, or amended or terminated any material transaction or material Contract, except transactions or Contracts entered into in the ordinary course of business; and

(vii)	agreed or committed to do any of the foregoing; and

(c)	there has not been any declaration, setting aside or payment of any dividend with respect to Bridgeport’s share capital.

4.12	Subsidiaries

(a)

Bridgeport has no direct or indirect subsidiaries other than the following nor any investment or joint venture interest or proposed investment or joint venture in or with any person which, for the financial year ended April 30, 2011 accounted for more than five percent of the consolidated assets or consolidated revenues of Bridgeport or would otherwise be material to the business and affairs of the Bridgeport Group on a consolidated basis:

Subsidiary	Corporate Jurisdiction	Approximate Percentage Ownership
Bridgeport Gold Inc.	Nevada, USA	100%

Bridgeport owns the percentage of the issued and outstanding shares of Bridgeport Gold Inc. set forth above, all of which shares are issued as fully paid and non- assessable shares, free and clear of all Encumbrances and, no person, firm or corporation has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from Bridgeport or any its subsidiaries of any interest in any of the shares in the capital of any of the subsidiaries;

(b)	All outstanding shares in the capital of, or other equity interests in, each Bridgeport Group Member have been duly authorized and are validly issued, fully paid and non- assessable.

4.13	Capitalization

(a)

As at the date hereof, the authorized capital of Bridgeport consists of an unlimited number of Bridgeport Shares, of which 50,579,600 Bridgeport Shares are outstanding, prior to giving effect to the Business Combination (including the Consolidation).

(b)	All outstanding shares of all series and classes in the capital of Bridgeport have been duly authorized and are validly issued, fully paid and non-assessable, free of pre-emptive rights.

(c)

Schedule G to this Agreement sets out the amount of Bridgeport Options and Existing Bridgeport Warrants that are outstanding as at the date hereof and there are no other authorized, outstanding or existing:

(i)	voting trusts or other agreements or understandings with respect to the voting of any Bridgeport Shares to which any Bridgeport Group Member is a party;

(ii)	securities issued by any Bridgeport Group Member that are convertible into or exchangeable for any Bridgeport Shares;

(iii)

agreements, options, warrants, or other rights capable of becoming agreements, options or warrants to purchase or subscribe for any Bridgeport Shares or securities convertible into or exchangeable or exercisable for any such common shares, in each case granted, extended or entered into by any Bridgeport Group Member;

(iv)

agreements of any kind to which any Bridgeport Group Member is party relating to the issuance or sale of any Bridgeport Shares, or any securities convertible into or exchangeable or exercisable for any such common shares or requiring Bridgeport to qualify securities of any Bridgeport Group Member for distribution under Canadian Securities Laws; or

(v)	agreements of any kind which may obligate Bridgeport to issue, redeem or purchase any of its securities.

(d)	Bridgeport does not have a shareholders rights plan.

4.14	Environmental Matters

Each Bridgeport Group Member is in compliance, in all material respects, with all applicable Environmental Laws and has not materially violated any then current environmental laws as applied at that time. No Bridgeport Group Member is the subject of: (i) any proceeding, application, order or directive which relates to any environmental, health or safety matter; or (ii) any demand or notice with respect to any Environmental Laws. Each Bridgeport Group Member has made adequate reserves for all reclamation obligations and has made appropriate arrangements, through obtaining reclamation bonds or otherwise to discharge such reclamation obligations, to the extent applicable. There is no material environmental liability nor factors likely to give rise to any material environmental liability (i) affecting any of the material properties of any Bridgeport Group Member; or (ii) retained in any manner by any Bridgeport Group Member in connection with properties disposed by any Bridgeport Group Member.

4.15	Indebtedness

As at the date of this Agreement, no indebtedness for borrowed money is owing or guaranteed by any Bridgeport Group Member.

4.16	Undisclosed Liabilities

There are no material liabilities of the Bridgeport Group of any kind whatsoever, whether or not accrued and whether or not determined or determinable, in respect of which any Bridgeport Group Member may become liable on or after the consummation of the transactions contemplated hereby other than:

(d)	liabilities disclosed on or reflected or provided for in the most recent financial statements of Bridgeport included in the Bridgeport Securities Documents; and

(e)

liabilities incurred in the ordinary and usual course of business of the Bridgeport Group and attributable to the period since January 31, 2012, none of which has had or may reasonably be expected to have a Material Adverse Effect on the Bridgeport Group; and

(f)	other than those incurred in connection with the Business Combination which are estimated to not exceed $800,000.

4.17	Due Diligence Investigations

Bridgeport has made available to Premier Gold and Premier Royalty all material information, including financial and operational information, in respect of the Bridgeport Group and its business and all information relating to the business, assets, liabilities, properties, capitalization or financial condition of the Bridgeport Group or any member thereof provided by any Bridgeport Group Member or any of its Advisors to Premier Gold or Premier Royalty is true, accurate and complete in all material respects, other than forward-looking information which was based on the reasonable assumptions of management of Bridgeport.

4.18	U.S. Matters

(a)	Bridgeport is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal offices within the United States.

(b)

Bridgeport, including all entities “controlled by” Bridgeport for purposes of the Hart- Scott-Rodino Antitrust Improvements Act of 1976, as amended, does not, and prior to completion of the Business Combination will not, hold assets located in the United States with a fair market value in excess of U.S.$68.2 million in the aggregate. During the 12- month period ended April 30, 2012, (i) Bridgeport and its subsidiaries did not make sales in or into the United States in excess of U.S.$68.2 million in the aggregate, and (ii) the assets that Bridgeport and its subsidiaries hold as of immediately prior to completion of the Business Combination did not generate sales in or into the United States in excess of U.S.$68.2 million in the aggregate.

(c)	As of the date hereof, Bridgeport is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act.

(d)	Bridgeport is not registered, and is not required to be registered as an “investment company”, under the United States Investment Company Act of 1940, as amended.

(e)

Bridgeport represents and agrees that none of it, its affiliates, or any person acting on behalf of it or its affiliates (which, for greater certainty, does not include Premier Gold, Premier Royalty, their respective affiliates or any person acting on behalf of any of the foregoing) (A) has made or will make any “directed selling efforts” (as such term is defined in Regulation S under the U.S. Securities Act), (B) has engaged or will engage in any “general solicitation or general advertising” (as such term is defined in Regulation D under the U.S. Securities Act) or in any conduct involving a public offering under the meaning of Section 4(2) of the U.S. Securities Act, or (C) has taken or will take any action, in each case that would cause the exemption from the registration requirements of the U.S. Securities Act provided by Section 4(2) thereof and Rule 506 of Regulation D thereunder or the exclusion from the registration requirements of the U.S. Securities Act provided by Rule 903 of Regulation S thereunder to be unavailable for the issuance of New Bridgeport Shares pursuant to Section 1.3(m) of the Agreement.

(f)

Within the six-month period prior to the date hereof, Bridgeport has not offered or sold any securities of Bridgeport in a manner that would be integrated with, and would cause the exemption from registration provided by Section 4(2) of the U.S. Securities Act and Rule 506 of Regulation D thereunder to become unavailable for the issuance of the New Bridgeport Shares pursuant to Section 1.3(n) of the Agreement.

(g)

None of Bridgeport or any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

4.19	Competition Act

Neither Bridgeport’s assets in Canada nor its gross revenues from sales in or from Canada generated from those assets in Canada, exceed $77 million as determined in accordance with the Notifiable Transaction Regulations under the Competition Act (Canada).

4.20	Investment Canada

Bridgeport is not a “non-Canadian” within the meaning of the Investment Canada Act (Canada).

4.21	Brokers

Other than PowerOne Capital Markets Limited and Glanville & Associates, no Bridgeport Group Member or its respective Associates, Affiliates or Advisors have retained any broker or finder in connection with the Business Combination, nor have any of the foregoing incurred any liability to any broker or finder by reason of the Business Combination.

4.22	Residency

Bridgeport is a “taxable Canadian corporation” and a resident of Canada for purposes of the ITA.

ARTICLE 5
COVENANTS OF PREMIER GOLD AND PREMIER ROYALTY

From and after the date hereof and until the Effective Date (except as hereinafter otherwise provided), unless Bridgeport shall otherwise agree in writing:

5.1	Access

Premier Gold and Premier Royalty shall permit:

(a)

Bridgeport and its Advisors to have reasonable access at reasonable times to all properties, books, accounts, records, Contracts, files, correspondence, tax records, and documents of or relating to Premier Royalty including auditors’ working papers and management letters and to discuss such matters with the executive officers of Premier Gold or Premier Royalty; Premier Gold or Premier Royalty shall make available to Bridgeport and its Advisors a copy of all information concerning Premier Royalty’s business and properties in its possession or under its control as Bridgeport may reasonably request; and

(b)

Bridgeport to conduct, or cause its agents to conduct, such reasonable reviews, inspections, surveys, tests, and investigations of the assets of Premier Royalty as they deem necessary or advisable, provided such reviews are conducted at reasonable times and in a reasonable manner.

5.2	Ordinary Course

Premier Royalty shall conduct business only in the ordinary course consistent with past practice. Premier Royalty shall not, except as contemplated by the Business Combination, the Convertible Bridge Loan and this Agreement:

(a)	amend its Articles or By-laws;

(b)	subdivide, split, combine, consolidate, or reclassify any of its outstanding shares;

(c)

issue or agree to issue any securities except pursuant to the Financing, the Aberdeen Convertible Debenture, the Aberdeen Royalty Purchase Agreement, the Golden Arrow Share Purchase Agreement, the Thunder Creek Agreement, the Convertible Bridge Loan or in connection with other direct or indirect acquisitions of royalties provided that the prior written consent of Bridgeport is obtained with respect to such issuance of securities in connection with such other acquisitions, such consent not to be unreasonably withheld;

(d)	declare, set aside or pay any dividend or make any other distribution payable in cash, shares, stock, securities or property with respect to any of its shares other than consistent with past practice;

(e)	repurchase, redeem, or otherwise acquire, directly or indirectly, any of its shares or any securities convertible into or exchangeable or exercisable into any of its shares;

(f)

incur, guarantee, assume or modify any additional indebtedness for borrowed money in an aggregate amount in excess of $50,000, other than in connection with the transfer of Royalties by Premier Gold to Premier Royalty provided that such indebtedness or guarantee is extinguished or satisfied, as applicable, prior to the Effective Time;

(g)

other than pursuant to obligations or rights under existing written Contracts, sell, lease, encumber or grant a security interest in or otherwise dispose of any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(h)

amend or propose to amend the rights, privileges and restrictions attaching to the Premier Royalty Shares or any of the terms of its stock options (including expiry dates), if any, as they exist at the date of this Agreement, or reduce its stated capital;

(i)	reorganize, take-over, amalgamate or merge with another Person or participate in any financing transaction involving Premier Gold or Premier Royalty whether by means of debt, equity or otherwise;

(j)

acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity or material assets other than as contemplated by the Golden Arrow Share Purchase Agreement or any other direct or indirect royalty acquisition;

(k)	enter into any agreements with its directors or officers or their respective Affiliates;

(l)

except as required by GAAP or any other generally accepted accounting principles to which Premier Royalty may be subject, or any applicable Law, make or change any tax election, change an annual tax accounting period, adopt or change any tax accounting method, enter into any closing agreement, amend any Tax Return, surrender any right to claim a refund of Taxes, settle or compromise any Tax liability, or consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment;

(m)

enter into, without prior consultation with and consent of Bridgeport, such consent not to be unreasonably withheld, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) expenditures required by law; (B) expenditures made in connection with transactions contemplated in this Agreement; (C) expenditures required to prevent the occurrence of a Material Adverse Effect of Premier Royalty; or (D) expenditures or contingent liabilities required in connection with the acquisition of any additional royalties;

(n)

other than for the Premier Royalty Employment Agreements, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Premier Royalty.

(o)

Other than pursuant to or as contemplated by this Agreement, Premier Gold shall not sell, lease or otherwise dispose of any Royalties or any material property or assets of Premier Royalty or enter into any agreement or commitment in respect of any of the foregoing.

5.3	Insurance

Premier Royalty shall ensure that all property, real and personal, owned or leased by Premier Royalty continues to be insured substantially in the manner and to the extent they are currently insured.

5.4	Closing Conditions

Each of Premier Gold and Premier Royalty shall use all reasonable efforts to cause all of the conditions to the obligations of Bridgeport under this Agreement to be satisfied on or prior to the Effective Date (to the extent the satisfaction of such conditions is within the control of Premier Gold or Premier Royalty).

5.5	Financing

In the event the Business Combination is completed, the Convertible Debentures issued pursuant to the Financing will convert into Premier Royalty Units in accordance with the terms of the Convertible Debentures.

5.6	No Sale of Shares

Premier Gold shall not sell or otherwise dispose of any Premier Royalty Shares prior to the Effective Date.

5.7	Right of First Refusal

Premier Gold hereby grants a right of first refusal in favour of Bridgeport to purchase any royalties on Premier Gold’s properties that Premier Gold may seek to sell at fair market value (such fair market value being equal to net asset value less 5%) for the period commencing on the Effective Date and ending on the date that is 24 months following the Effective Date.

ARTICLE 6
COVENANTS OF BRIDGEPORT

From and after the date hereof and until the Effective Date (except as hereinafter otherwise provided), unless Premier Royalty shall otherwise agree in writing:

6.1	Access

Bridgeport shall permit, and shall cause each Bridgeport Group Member to permit:

(a)

Premier Gold, Premier Royalty and their Advisors to have reasonable access at reasonable times to all properties books, accounts, records, Contracts, files, correspondence, tax records, and documents of or relating to the Bridgeport Group including auditor’s working papers and management letters and to discuss such matters with the executive officers of the Bridgeport Group; Bridgeport shall make available to Premier Gold, Premier Royalty and their Advisors a copy of each report or other document filed pursuant to Canadian Securities Laws and all other information concerning its business and properties in its possession or under its control as Premier Gold or Premier Royalty may reasonably request; and

(b)

Premier Gold or Premier Royalty to conduct, or cause their agents to conduct, such reasonable reviews, inspections, surveys, tests, and investigations of the assets of the Bridgeport Group as they deem necessary or advisable provided such reviews are conducted at reasonable times and in a reasonable manner.

6.2	Ordinary Course

Each Bridgeport Group Member shall conduct business only in the ordinary course consistent with past practice. Bridgeport shall not, and shall cause each Bridgeport Group Member not to, except as contemplated by the Business Combination and this Agreement;

(a)	amend its Articles or By-laws;

(b)	subdivide, split, combine, consolidate, or reclassify any of its outstanding shares;

(c)	issue or agree to issue any securities, except pursuant to the exercise of currently outstanding Bridgeport Options or Existing Bridgeport Warrants;

(d)

declare, set aside or pay any dividend or make any other distribution payable in cash, shares, stock, securities or property with respect to any of its shares other than dividends or distributions declared, set aside, paid or payable by any Bridgeport Group Member to Bridgeport, unless otherwise agreed to by Premier Gold;

(e)	repurchase, redeem, or otherwise acquire, directly or indirectly, any of its shares or any securities convertible into or exchangeable or exercisable into any of its shares;

(f)	incur, guarantee, assume or modify any additional indebtedness for borrowed money in an aggregate amount in excess of $50,000;

(g)

other than pursuant to obligations or rights under existing written Contracts, or as otherwise permitted under the section 7.5(b) hereof, sell, lease, encumber or grant a security interest in or otherwise dispose of any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(h)

amend or propose to amend the rights, privileges and restrictions attaching to the Bridgeport Shares or any of the terms (including expiry dates) of its stock options or common share purchase warrants as they exist at the date of this Agreement, or reduce its stated capital;

(i)	reorganize, take-over, amalgamate or merge with another Person or participate in any financing transaction involving any Bridgeport Group Member whether by means of debt, equity or otherwise;

(j)	acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity or material assets;

(k)	enter into any agreements with its directors or officers or their respective Affiliates;

(l)

except as required by GAAP or any other generally accepted accounting principles to which any Bridgeport Group Member may be subject, or any applicable Law, make or change any tax election, change an annual tax accounting period, adopt or change any tax accounting method, enter into any closing agreement, amend any Tax Return, surrender any right to claim a refund of Taxes, settle or compromise any Tax liability, or consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment;

(m)

enter into, without prior consultation with and consent of Premier Royalty, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) expenditures required by law; (B) expenditures made in connection with transactions contemplated in this Agreement; and (C) expenditures required to prevent the occurrence of a Material Adverse Effect on the Bridgeport Group, as a whole; and

(n)

enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of the Bridgeport Group.

6.3	Insurance

Bridgeport shall ensure that all property, real and personal, owned or leased by any Bridgeport Group Member continues to be insured substantially in the manner and to the extent they are currently insured.

6.4	Closing Conditions

Bridgeport shall use all reasonable efforts to cause all of the conditions to the obligations of Premier Gold and Premier Royalty under this Agreement to be satisfied on or prior to the Effective Date (to the extent the satisfaction of such conditions is within the control of the Bridgeport Group).

6.5	Options

(o)

Other than the Bridgeport Options held by Hugh Snyder and Shastri Ramnath, which shall expire and be cancelled without any payment or other consideration as of the Effective Date subject to receipt of any requisite shareholder approval, all of the remaining Bridgeport Options shall expire without any payment or other consideration on the 90th day following the Effective Date either pursuant to the term of the agreements governing the issuance of such options and the Bridgeport Stock Option Plan, or with the consent of the option holders, as the case may be.

6.6	Stock Exchange Listing

(p)

As soon as practicable after the date hereof and in any event prior to the Effective Date, Bridgeport shall use it commercially reasonable efforts to obtain the conditional approval of the TSX to the Business Combination and the listing thereon of the New Bridgeport Shares to be issued in connection with the Business Combination and the New Bridgeport Shares issuable upon exercise of warrants to be issued in connection with the Business Combination. Bridgeport shall not take any action which would be reasonably expected to result in the delisting or suspension of the Bridgeport Shares from the TSX and shall comply, in all material respects, with the rules and policies thereof. Bridgeport shall not apply to list any of the Bridgeport warrants to be issued in connection with the Business Combination on the TSX or other stock exchange. For greater certainty, the Existing Bridgeport Warrants that are listed on the TSX shall remain listed thereon.

6.7	U.S. Filings

Bridgeport shall make all required United States federal and state securities filings in connection with the securities to be issued in the Business Combination.

6.8	Warrants

As soon as commercially practicable following the Effective Time, Bridgeport shall cause Premier Royalty to deliver, or cause the Depositary on behalf of Premier Royalty to deliver, to those securityholders of Premier Royalty existing immediately before the Effective Time, certificates representing the Premier Royalty Gold Warrants and, if applicable, the Premier Royalty Golden Arrow Warrants, the Class II Premier Royalty Gold Warrants and the Premier Royalty Aberdeen Warrants that such holders are entitled to receive in accordance with the terms of such securities as contemplated in Section 1.3 hereof.

ARTICLE 7
OTHER COVENANTS OF THE PARTIES

7.1	Consents and Notices

Promptly after the date hereof and, if necessary, for a reasonable time after the Effective Date:

(a)

the Parties shall use all reasonable efforts, and the Parties shall cooperate with each other to obtain, all consents, waivers, approvals, and authorizations, in addition to those set forth in clause (b) below which may be necessary to effect the Business Combination including, without limitation, obtaining those consents, waivers, approvals, and authorizations described in Section 3.2 hereof and Section 4.2 hereof and shall provide copies of such documents to the other Party; and

(b)

each of Premier Gold, Premier Royalty and Bridgeport will promptly execute and file, or join in the execution and filing of, any application or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Entity which may be reasonably required, or which any other Party may reasonably request in connection with the consummation of the transactions contemplated by this Agreement and shall provide copies of such documents to the other Party. Each of Premier Gold, Premier Royalty and Bridgeport will use reasonable efforts to obtain promptly all such authorizations, approvals and consents.

7.2	Interim Order, Circular, Bridgeport Meeting and Final Order

(c)

Bridgeport shall use all commercially reasonable efforts to prepare, as promptly as practicable after the date of this Agreement, the Circular, together with any other documents required under Canadian Securities Laws in connection with the Bridgeport Meeting.

(d)

As soon as practicable after the date hereof, Bridgeport shall fix a record date for the purposes of determining the Bridgeport Shareholders entitled to receive notice of and vote at the Bridgeport Meeting.

(e)

As soon as practicable after the date hereof, Bridgeport shall file an application to the Court for the Interim Order in a manner and form acceptable to Premier Gold, acting reasonably, and thereafter proceed with and diligently pursue obtaining the Interim Order.

(f)

As soon as practicable after the Interim Order has been obtained from the Court, Bridgeport shall hold the Bridgeport Meeting in accordance with the Interim Order and applicable Law and shall mail the Circular and all other documentation required in connection with the Bridgeport Meeting to the Bridgeport Shareholders. The Bridgeport Meeting shall be held at the earliest practicable date following the mailing of the Circular.

(g)

The Circular shall include, inter alia, the unanimous recommendation of the Board of Directors of Bridgeport that Bridgeport Shareholders and Existing Bridgeport Warrantholders, as applicable, vote in favour of the Arrangement Resolution and the Share Incentive Plan Resolution, and any resolution that may be required or desirable to permit the cancellation of any Bridgeport Options held by Hugh Snyder and Shastri Ramnath on the Effective Date.

(h)

Bridgeport shall solicit from Bridgeport Shareholders and Existing Bridgeport Warrantholders proxies in favour of the approval of the Arrangement Resolution and the Share Incentive Plan Resolution, including, if so requested by and at the expense of Premier Gold, using the services of dealers and proxy solicitation services, and take all other actions that are reasonably necessary or desirable to seek the approval of the Arrangement Resolution and the Share Incentive Plan Resolution by Bridgeport Shareholders and Existing Bridgeport Warrantholders.

(i)

Premier Gold and Premier Royalty covenant that the information to be supplied by Premier Gold or Premier Royalty for inclusion or incorporation by reference in the Circular will comply as to form in all material respects with Canadian Securities Law and at the time of the mailing of the Circular none of such information will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Premier Gold, Premier Royalty or their respective officers and directors shall occur that is required to be described in the Circular, Premier Gold and Premier Royalty shall give prompt notice to Bridgeport of such event.

(j)

Bridgeport covenants that the Circular will comply as to form in all material respects with Canadian Securities Law and that none of the information to be supplied by Bridgeport for inclusion or incorporation by reference in the Circular will at the time of the mailing of the Circular contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Bridgeport, its officers and directors or any Bridgeport Group Member shall occur that is required to be described in the Circular, Bridgeport shall give prompt notice to Premier Royalty of such event.

(k)

Bridgeport shall (i) give Premier Gold and its legal counsel reasonable time to review and comment upon drafts of all material to be filed by Bridgeport with the Court or any Governmental entity in connection with the Arrangement (including the Circular and any supplement or amendment contemplated hereby) prior to the service (if applicable) and/or filing of such materials, and (ii) give due consideration to any reasonable comments of Premier Gold and its legal counsel on such materials. Bridgeport shall also provide to Premier Gold’s legal counsel on a timely basis copies of any notice of appearance or other Court documents served on Bridgeport in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Bridgeport indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Bridgeport shall ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, Bridgeport shall not object to legal counsel to Premier Gold or Premier Royalty making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that Bridgeport is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

(l)

Subject to obtaining all approvals as required by the Interim Order, bring an application as soon as reasonably practicable after the Bridgeport Meeting but in any event not later than three Business Days thereafter, before the Court pursuant to the OBCA for the Final Order in a manner and form acceptable to Premier Gold, acting reasonably, and thereafter proceed with and diligently pursue obtaining the Final Order.

(m)

Bridgeport shall consult with Premier Gold with respect to any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, Bridgeport is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, the Premier Gold.

(n)

Subject to obtaining the Final Order and the satisfaction or waiver of the conditions precedent set forth in this Agreement, file the Articles of Arrangement and such other documents as may be required in connection therewith under the OBCA to give effect to the Arrangement pursuant to section 182 of the OBCA in a manner and form acceptable to Premier Gold, acting reasonably.

7.3	Defense of Proceedings

Bridgeport, on the one hand, and Premier Gold and Premier Royalty, on the other hand, shall vigorously defend, or shall cause to be vigorously defended, any lawsuits or other legal proceedings brought against Bridgeport, Premier Gold, Premier Royalty or any Bridgeport Group Member, or their respective officers, directors or shareholders, challenging this Agreement or the completion of the Business Combination, and the Parties shall cooperate with each other in all respects in such defense. Neither Bridgeport, Premier Gold nor Premier Royalty shall compromise or settle any claim brought in connection with the Business Combination, without the prior written consent of the other Parties.

7.4	Press Releases

Before issuing any press release or otherwise making any public statements with respect to the this Agreement, the Business Combination or the Financing, Bridgeport, Premier Gold and Premier Royalty shall consult with each other and shall undertake reasonable efforts to agree upon the terms of such press release, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any stock exchange.

7.5	Non-Solicitation

(a)

Other than in connection with the Financing or as permitted by Sections 5.2(g) and 6.2(g), none of the Parties shall solicit any offers to purchase their respective shares or assets and none of the Parties will initiate or encourage any discussions or negotiations with any third party with respect to such a transaction or amalgamation, merger, take- over, plan of arrangement or similar transaction, or any financing transaction involving Premier Gold (to the extent it includes or involves any of the Royalties or Premier Royalty), Premier Royalty or Bridgeport whether by means of debt, equity or otherwise, during the period commencing on the date hereof and ending on the termination of this Agreement provided that nothing contained herein shall prohibit Premier Royalty from undertaking marketing activities with respect to the Royalties in the normal and ordinary course of business consistent with past practice. The Parties shall immediately cease and cause to be terminated any existing discussions or negotiations with any third party related to any of the foregoing. In the event any of the Parties is approached in respect of any such transaction, it shall immediately notify the other. Provided that nothing contained in this Agreement shall prohibit the Board of Directors of a Party hereunder from taking any action where in the good faith judgment of the Board of Directors of such Party, after consultation with outside legal counsel, failure to take such action would be inconsistent with the exercise of its fiduciary duties. For greater certainty, such fiduciary duty shall not relieve any Party hereunder of its obligations under this Agreement or limit the remedies (including specific performance and injunctive relief) available to the other Party or Parties, as applicable.

(b)

Bridgeport shall have the right, directly or indirectly, through any director, officer, employee or advisor (i) to make, solicit or initiate inquiries from or submissions or proposals or offers from any third party for the direct or indirect purchase, acquisition or similar arrangement of the Nevada Properties and (ii) pursuant to a confidentiality agreement that contains terms that a reasonable person would conclude are no less restrictive than those contained in the confidentiality agreement entered into between Premier Gold and Bridgeport, to furnish to any person any non-public information with respect to the Nevada Properties, provided that (x) Bridgeport promptly delivers to Premier Gold all information provided to any third party which has not previously been provided to Premier Gold and (y) Bridgeport does not accept or enter into, or propose publicly to accept or enter into, any binding letter of intent, agreement in principle, agreement, arrangement or undertaking in respect of the direct or indirect sale, disposition, transfer or joint venture or similar arrangement of the Nevada Properties.

7.6	Refrain from Certain Actions

No Party shall take any action, refrain from taking any action (subject to commercially reasonable efforts) or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would or could reasonably be expected to materially impede the completion of the transactions contemplated hereby or which would or could reasonably be expected to have a Material Adverse Effect on such Party.

7.7	Indemnity

Each Party shall indemnify and hold harmless the other Parties hereto (and such other Parties’ respective directors, officers and Advisors) (collectively, the “Non-Offending Persons”) from and against all claims, damages, liabilities, actions or demands to which the Non-Offending Persons may become subject insofar as such claims, damages, liabilities, actions or demands arise out of or are based upon the information supplied by a Party (other than the Non-Offending Persons) and contained in the Circular having contained a misrepresentation. Each Party hereto shall obtain and hold the rights and benefits of this Section 7.7 in trust for and on behalf of such Party’s directors, officers and Advisors.

7.8	Convertible Bridge Loan Repayment

(a)

Bridgeport hereby covenants to (i) cause Premier Royalty to repay $8 million of the outstanding balance on the Convertible Bridge Loan on the Effective Date, and (ii) to use its best efforts to cause Premier Royalty to repay any outstanding balance on the Convertible Bridge Loan within six months following the Effective Date. In any event, all amounts outstanding under the Convertible Bridge Loan shall be due and payable on the first anniversary of the Effective Date, unless otherwise agreed to by Premier Gold.

7.9	U.S. Securities Laws Matters

The parties agree that the Business Combination will be carried out with the intention that the Bridgeport securities issued to and exchanged with existing Bridgeport securityholders on completion of the Business Combination will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof (the “Section 3(a)(10) Exemption”). In order to ensure the availability of the Section 3(a)(10) Exemption, the parties agree that the Business Combination will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(c)

the Court will be required to satisfy itself as to the fairness of the terms and conditions of the issuance and exchange of the Bridgeport securities to be issued to the existing Bridgeport securityholders (the “Arranged Bridgeport Securityholders”) pursuant to the Arrangement;

(d)

the Final Order approving the Arrangement that is obtained from the Court will expressly state that the terms and conditions of the Arrangement are approved by the Court as being fair to the Arranged Bridgeport Securityholders;

(e)

the Parties will ensure that the Arranged Bridgeport Securityholders will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right; and

(f)	the Interim Order will specify that the Arranged Bridgeport Securityholders will have the right to appear before the Court so long as they enter an appearance within a reasonable time.

7.10	Joint Elections

Bridgeport and Premier Royalty, as the case may be, agree to make joint elections with any of Premier Gold, Aberdeen and the holders of Convertible Debentures in prescribed form and within the prescribed time as may be requested by Premier Gold, Aberdeen and the holders of Convertible Debentures, as may be the case, in respect of the Business Combination pursuant to Section 85 of the ITA (and any similar provision of any provincial tax legislation). Bridgeport and Premier Royalty further agree that the agreed amount under such joint elections shall be determined by Premier Gold, Aberdeen and the holders of Convertible Debentures, as may be the case, in their sole discretion within the limits set out in the ITA.

7.11	New Share Incentive Plan

Bridgeport shall submit the Share Incentive Plan Resolution to Bridgeport Shareholders at the Bridgeport Meeting.

7.12	Premier Royalty Options

Bridgeport shall use commercially reasonable efforts to obtain, prior to the completion of the Business Combination, regulatory approval, including TSX approval, of the New Share Incentive Plan and the grant of up to 2,900,000 New Bridgeport Options with an exercise price equal to the Post Consolidation Deemed Price to certain employees, consultants, officers and directors of Bridgeport following the completion of the Business Combination.

ARTICLE 8
CONDITIONS TO OBLIGATIONS OF BRIDGEPORT

8.1	Conditions Precedent to Completion of the Business Combination

The obligation of Bridgeport to complete the Business Combination is subject to the satisfaction of the following conditions on or prior to the Effective Date, each of which may be waived by Bridgeport:

(a)

The representations and warranties of each of Premier Gold and Premier Royalty set forth in Article III qualified as to materiality shall be true and correct, and the representations and warranties not so qualified shall be true and correct in all material respects as of the date of this Agreement and on the Effective Date as if made on the Effective Date, except for such representations and warranties made expressly as of a specified date which shall be true and correct in all material respects as of such date; and Bridgeport shall have received a certificate signed on behalf of Premier Gold and Premier Royalty by an executive officer thereof to such effect dated as of the Effective Date.

(b)

Premier Gold and Premier Royalty shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to or on the Effective Date and Bridgeport shall have received a certificate signed on behalf of Premier Gold and Premier Royalty by an executive officer thereof to such effect dated as of the Effective Date.

(c)	There shall not have occurred any Material Adverse Change in Premier Royalty since the date of this Agreement.

(d)	The board of directors of Premier Gold shall have approved the Business Combination and all other matters necessary or desirable to give effect to the Business Combination.

(e)

Bridgeport shall have received opinions or reports addressed to Bridgeport in the form previously received by Premier Royalty relating to the Buffelsfontein/Mine Waste Solutions royalty and the Thunder Creek Royalty.

(f)

Premier Gold shall have caused all of its right, title and interest in any of the Royalties and the Royalty Agreements, or its subsidiaries (other than Premier Royalty) to be transferred to Premier Royalty or its subsidiaries. All Encumbrances on the Royalties will be discharged (other than any Encumbrances relating to the security interest granted by Premier Royalty to Premier Gold pursuant to the Convertible Bridge Loan) and Premier Gold shall provide satisfactory evidence of such discharge to Bridgeport and its counsel, acting reasonably.

(g)

For greater certainty, the completion of the acquisition of any royalties (other than the Royalties which are currently held by Premier Gold or its subsidiaries) by Premier Royalty or its subsidiaries shall not be a condition in favour of Bridgeport pursuant to this Agreement.

ARTICLE 9
CONDITIONS TO OBLIGATIONS OF PREMIER ROYALTY AND PREMIER GOLD

9.1	Conditions Precedent to Completion of the Business Combination

The obligation of Premier Gold and Premier Royalty to complete the Business Combination is subject to the satisfaction of the following conditions on or prior to the Effective Date, each of which may be waived by Premier Gold and Premier Royalty:

(a)

The representations and warranties of Bridgeport set forth in Article IV qualified as to materiality shall be true and correct, and the representations and warranties not so qualified shall be true and correct in all material respects as of the date hereof and on the Effective Date as if made on the Effective Date, except for such representations and warranties made expressly as of a specified date which shall be true and correct in all material respects as of such date, and Premier Gold and Premier Royalty shall have received certificates signed on behalf of Bridgeport by an executive officer thereof to such effect dated as of the Effective Date.

(b)

Bridgeport shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Bridgeport prior to or on the Effective Date and Premier Gold and Premier Royalty shall have received certificates signed on behalf of Bridgeport by an executive officer thereof to such effect dated as of the Effective Date.

(c)	There shall not have occurred any Material Adverse Change in the Bridgeport Group since the date of this Agreement.

(d)

The Bridgeport Lock Up Agreements shall not have been terminated or otherwise breached in any manner by any of the Bridgeport Locked Up Securityholders, such that as a result of such breach or termination such Arrangement Resolution is not passed at the Bridgeport Meeting.

(e)

The Bridgeport Shareholders and Existing Bridgeport Warrantholders, voting as a single class, shall have approved the Arrangement Resolution at the Bridgeport Meeting in accordance with applicable Law and the applicable requirements of any Governmental entity.

(f)	Dissent Rights shall have been exercised in respect of no more than 10% of the issued and outstanding Bridgeport Shares.

(g)

Each of the directors and officers (other than Shastri Ramnath and Hugh Snyder in their capacity as directors) of Bridgeport shall have tendered their resignations (and in the case of the directors, in a manner that allows for the orderly replacement of directors on the Effective Date) and provided mutual releases in a form acceptable to Premier Gold and Premier Royalty. The six director nominees and the management nominees of Premier Gold shall have been appointed to Bridgeport’s board and as officers of Bridgeport, respectively, with effect as of the Effective Time.

(h)	Bridgeport shall have filed Articles of Arrangement in form and substance satisfactory to Premier Gold, acting reasonably, in accordance with the OBCA giving effect to the Arrangement.

(i)

Bridgeport shall have, and Premier Gold shall have received evidence satisfactory to it that Bridgeport has, immediately prior to the Effective Time a minimum of $17 million in cash or cash equivalents prior to deducting the reasonable costs and expenses of Bridgeport associated with the completion of the Arrangement and the transactions contemplated by this Agreement.

ARTICLE 10
MUTUAL CONDITIONS PRECEDENT

10.1	Mutual Conditions Precedent

The obligations of Bridgeport, Premier Gold and Premier Royalty to complete the Business Combination are subject to the satisfaction of the following conditions on or prior to the Effective Date, each of which may be waived only with the consent in writing of Bridgeport, Premier Gold and Premier Royalty:

(a)

All consents, waivers, permits, exemptions, orders, consents and approvals required to permit the completion of the Business Combination, the failure of which to obtain could reasonably be expected to have a Material Adverse Effect on Premier Royalty or Bridgeport or materially impede the completion of the Business Combination, shall have been obtained.

(b)

No temporary restraining order, preliminary injunction, permanent injunction or other order preventing the consummation of the Business Combination shall have been issued by any federal, state, or provincial court (whether domestic or foreign) having jurisdiction and remain in effect.

(c)

The TSX shall have approved the Business Combination and the listing of the New Bridgeport Shares to be issued pursuant to the Business Combination and the New Bridgeport Shares to be issued upon exercise of the warrants in connection with the Business Combination, in each case subject to normal conditions on the Effective Date or as soon as practicable thereafter.

(d)

On the Effective Date, no cease trade order or similar restraining order of any other provincial securities administrator relating to the Bridgeport Shares, the New Bridgeport Shares or the Premier Royalty Shares shall be in effect.

(e)

There shall not be pending or threatened any suit, action or proceeding by any Governmental entity, before any court or Governmental authority, agency or tribunal, domestic or foreign, that has a significant likelihood of success, seeking to restrain or prohibit the consummation of the Business Combination or any of the other transactions contemplated by this Agreement or seeking to obtain from Bridgeport or Premier Royalty any damages that are material in relation to Bridgeport, Premier Royalty and their subsidiaries taken as a whole.

(f)

The distribution of the New Bridgeport Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Law either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons).

(g)	This Agreement shall not have been terminated pursuant to Section 11.2 hereof.

ARTICLE 11
CLOSING

11.1	Closing

The Closing shall take place at the offices of Bridgeport’s counsel, Cassels Brock & Blackwell LLP at 10:00 a.m. (Toronto time) on the Effective Date of on such other date as Premier Gold, Premier Royalty and Bridgeport may agree.

11.2	Termination of this Agreement

This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Arrangement Resolution by the Bridgeport Shareholders and Existing Bridgeport Warrantholders, voting as a single class, or any other matters presented in connection with the Business Combination:

(a)	By mutual written consent of Bridgeport, Premier Gold and Premier Royalty;

(b)

By a Party if a condition in its favour or a mutual condition is not satisfied by the Termination Date (or any earlier date by which such condition is required to be satisfied) except where such failure is the result of a breach of this Agreement by such Party;

(c)

By Bridgeport, on the one hand, or Premier Gold and Premier Royalty, on the other hand, if there has been a material breach of any of the representations, warranties, covenants and agreements on the part of the other Party (the “Breaching Party”) set forth in this Agreement, which breach has or is likely to result in the failure of the conditions set forth in Section 8.1, 9.1 or 10.1, as the case may be, to be satisfied and in each case has not been cured within ten (10) Business Days following receipt by the Breaching Party of notice of such breach from the non-breaching Party;

(d)

By any Party if any permanent order, decree, ruling or other action of a court or other competent authority restraining, enjoining or otherwise preventing the consummation of the Business Combination shall have become final and non-appealable;

(e)	By Bridgeport, on the one hand, or Premier Gold and Premier Royalty, on the other hand, if:

(i)

the other Party or the Board of Directors of such other Party, or any committee thereof, withdraws or modifies in a manner adverse to the initial Party, its approval of this Agreement or its recommendation to vote in favour of the Business Combination; or

(ii)	the Arrangement Resolution is not approved by the Bridgeport Shareholders and Existing Bridgeport Warrantholders, voting as a single class;

(f)

By Bridgeport, on the one hand, or Premier Gold and Premier Royalty, on the other hand, if the Business Combination is not completed by the Termination Date provided that the Party then seeking to terminate this Agreement is not then in default of any of its obligations hereunder;

(g)

By Premier Gold and Premier Royalty if any of the Bridgeport Lock Up Agreements have been terminated or otherwise breached in any manner by any of the Bridgeport Locked Up Securityholders, such that it is clear that as a result of such breach or termination the Arrangement Resolution will not be passed at the Bridgeport Meeting; or

(h)	By Bridgeport, on the one hand, or Premier Gold and Premier Royalty, on the other hand, if the other Party has breached the provisions of Section 7.5 or 7.6 hereof in any material manner.

11.3	Survival of Representations and Warranties; Limitation

The representations and warranties set forth in herein shall survive the execution and delivery of this Agreement and shall expire and be terminated on the earlier of the Effective Date or the termination of this Agreement, other than the representation and warranty provided by Premier Gold set forth in section 3.9 with respect to tax matters which shall survive indefinitely. Any investigation by the Parties hereto and their respective advisors shall not mitigate, diminish or affect the representations and warranties contained in this Agreement.

ARTICLE 12
MISCELLANEOUS

12.1	Further Actions

From time to time, as and when requested by any Party, the other Parties shall execute and deliver, and use all reasonable efforts to cause to be executed and delivered, such documents and instruments and shall take, or cause to be taken, such further or other actions as may be reasonably requested in order to:

(a)	carry out the intent and purposes of this Agreement;

(b)	effect the Arrangement (or to evidence the foregoing); and

(c)	consummate and give effect to the other transactions, covenants and agreements contemplated by this Agreement.

12.2	Expenses

Each of the Parties shall be responsible for the payment of all expenses incurred by it in connection with this Agreement and the Business Combination.

12.3	Entire Agreement

This Agreement, which includes the Schedules hereto and the other documents, agreements, and instruments executed and delivered pursuant to or in connection with this Agreement, contains the entire Agreement between the Parties with respect to matters dealt within herein and, except as expressly provided herein, supersedes all prior arrangements or understandings with respect thereto.

12.4	Descriptive Headings

The descriptive headings of this Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

12.5	Notices

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by telecopier, e-mail or nationally recognized overnight courier, addressed as follows:

(a)	If to Bridgeport:

Bridgeport Ventures Inc. 401 Bay Street, Suite 3101 Toronto, Ontario M5H 2Y4

Attention:	Shastri Ramnath
Facsimile:	416.366.4640
E-mail:	sramnath@bridgeportventures.net

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
40 King Street West
Suite 2100
Toronto, Ontario
M5H 3C2

Attention:	Jay Goldman
Facsimile:	416.644.9337
E-mail:	jgoldman@casselsbrock.com

(b)	If to Premier Gold or Premier Royalty:

Premier Royalty Corporation 1100 Russell Street Thunder Bay, Ontario P7B 5N2

Attention:	Abraham Drost
Facsimile:	807.346.0100
E-mail:	adrost@premiergoldmines.com

with a copy (which shall not constitute notice) to:

Fraser Milner Casgrain LLP
77 King Street West, Suite 400
Toronto Dominion Centre
Toronto, Ontario
M5K 0A1

Attention:	Abbas Ali Khan
Facsimile:	416.863.4592
E-mail:	abbas.ali-khan@fmc-law.com

Any such notices or communications shall be deemed to have been received: (i) if delivered personally or sent by telecopier (with transmission confirmed), e-mail or nationally recognized overnight courier, on the date of such delivery. Any Party may by notice change the address to which notices or other communications to it are to be delivered or mailed.

12.6	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal laws of Canada applicable therein, but references to such laws shall not, by conflict of laws, rules or otherwise require application of the law of any jurisdiction other than the Province of Ontario.

12.7	Enurement and Assignability

This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns, provided that this Agreement shall not be assignable otherwise than by operation of law by either Party without the prior written consent of the other Parties, and any purported assignment by any Party without the prior written consent of the other Party shall be void.

12.8	Remedies

The Parties acknowledge that an award of money damages may be inadequate for any breach of the obligations undertaken by the Parties and that the Parties shall be entitled to seek equitable relief, in addition to remedies at law. In the event of any action to enforce the provisions of this Agreement, each of the Parties waive the defense that there is an adequate remedy at law. Without limiting any remedies any Party may otherwise have, in the event any Party refuses to perform its obligations under this Agreement, the other Party shall have, in addition to any other remedy at law or in equity, the right to specific performance.

12.9	Waivers and Amendments

Any waiver of any term or condition of this Agreement, or any amendment or supplementation of this Agreement, shall be effective only if in writing. A waiver of any breach or failure to enforce any of the terms or conditions of this Agreement shall not in any way affect, limit, or waive a Party’s rights hereunder at any time to enforce strict compliance thereafter with every term or condition of this Agreement.

12.10	Illegalities

In the event that any provision contained in this Agreement shall be determined to be invalid, illegal, or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and the remaining provisions of this Agreement shall not, at the election of the Party for whose benefit the provision exists, be in any way impaired.

12.11	Currency

Except as otherwise set forth herein, all references to amounts of money in this Agreement are to Canadian Dollars.

12.12	Counterparts

This Agreement may be executed in any number of counterparts by original or telefacsimile signature, each of which will be an original as regards any party whose signature appears thereon and all of which together will constitute one and the same instrument. This Agreement will become binding when one or more counterparts hereof, individually or taken together, bears the signatures of all the parties reflected hereon as signatories.

12.13	Language

At the request of the Parties this Agreement has been drafted in the English language.

12.14	Withholding

The Parties shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder and from all dividends or other distributions otherwise payable to any Bridgeport Shareholder such amounts as the Parties are required to deduct and withhold with respect to such payment under the ITA or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Governmental authority.

12.15	Accounting Matters

Unless otherwise stated all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with GAAP and past practice.

[REMAINDER OF THE AGREEMENT IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the day and year first above written.

BRIDGEPORT VENTURES INC.

By:	(signed) “Shastri Ramnath”
Name: Shastri Ramnath
Title: President and Chief Executive Officer

PREMIER ROYALTY CORPORATION

By:	(signed) “Abraham Drost”
Name: Abraham Drost
Title: Chairman

PREMIER GOLD MINES LIMITED

By:	(signed) “John Seaman”
Name: John Seaman
Title: Director

SCHEDULE A
DEFINITIONS

“Aberdeen” means Aberdeen International Inc.

“Aberdeen Convertible Debenture” means the 8% $9,400,000 principal amount convertible debenture of Premier Royalty dated May 31, 2012.

“Aberdeen Royalty Purchase Agreement” means the royalty purchase agreement dated as of April 24, 2012 relating to the Buffelsfontein Mine and Mine Waste Solutions Property (Republic of South Africa) between Aberdeen, Premier Gold and Premier Royalty.

“Advisors” when used with respect to any Person, shall mean such Person’s directors, officers, employees, representatives, agents, counsel, accountants, engineers, and consultants.

“Affiliate” shall have the meaning ascribed to such term in National Instrument 45-106 of the Canadian Securities Administrators.

“Agreement” means this Business Combination Agreement, as it may be amended or supplemented at any time and from time to time after the date hereof.

“Arranged Bridgeport Shareholders” shall have the meaning ascribed to such term in Section 7.9(c) hereof.

“Arrangement” means an arrangement under Section 182 of the OBCA, on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of this Agreement or Section 6.1 of the Plan of Arrangement, or made at the direction of the Court in the Final Order.

“Arrangement Resolution” means the special resolution of the holders of Bridgeport Shares and Existing Bridgeport Warrants approving the Arrangement.

“Associate” shall have the meaning ascribed to such term in the Securities Act (Ontario).

“Books and Records” means all files, ledgers and correspondence, reports, texts, notes, engineering, environmental and feasibility studies, data, specifications, memoranda, invoices, receipts, accounts, accounting records and books, financial statements, financial working papers and all other records and documents of any nature or kind whatsoever in the possession or under the control of Premier Royalty or Bridgeport, as applicable, including, without limitation, those recorded, stored, maintained, operated, held or otherwise wholly or partly dependent on discs, tapes and other means of storage including, without limitation, any electronic, magnetic, mechanical, photographic or optical process, whether computerized or not (and all software, passwords and other information and means of or for access thereto), belonging to Premier Royalty or Bridgeport, as applicable.

“Breaching Party” shall have the meaning ascribed to such term in Section 11.2.

“Bridgeport” means Bridgeport Ventures Inc., a corporation existing under the OBCA.

“Bridgeport Dissent Procedures” means the dissent procedures for Bridgeport Shareholders as will be more particularly described in the Circular.

“Bridgeport Dissenting Shareholder” means a registered Bridgeport Shareholder who dissents in respect of the Arrangement Resolution in strict compliance with the Bridgeport Dissent Procedures.

“Bridgeport Group” means Bridgeport and Bridgeport Gold Inc.

“Bridgeport Group Member” means Bridgeport and Bridgeport Gold Inc. or any one of them.

“Bridgeport Lock Up Agreements” means the agreement or agreements among Premier Royalty, Premier Gold and each of the Bridgeport Locked Up Securityholders.

“Bridgeport Locked Up Securityholders” means each of the directors, officers and shareholders of Bridgeport, who have entered into Bridgeport Lock Up Agreements.

“Bridgeport Meeting” means the annual and special meeting of the Bridgeport Shareholders and Existing Bridgeport Warrantholders to be held to approve, inter alia, the annual business, the Arrangement Resolution, the Share Incentive Plan Resolution and such other matters as the Parties may agree on, and any and all adjournments or postponements of such meeting.

“Bridgeport Options” means the currently issued and outstanding options to purchase common shares in the capital of Bridgeport.

“Bridgeport Securities Documents” shall have the meaning ascribed to such term in Section 4.6.

“Bridgeport Shareholders” means the holders of Bridgeport Shares or New Bridgeport Shares, as the case may be.

“Bridgeport Shares” means the common shares in the capital of Bridgeport prior to giving effect to the Consolidation.

“Bridgeport Stock Option Plan” means the stock option plan approved by the shareholders of Bridgeport on December 18, 2007, as amended and reapproved from time to time.

“Bridgeport Warrants” means the warrants of Bridgeport, with each warrant entitling the holder thereof to purchase one New Bridgeport Share at a price of $2.00 for a period of four years following the Effective Date provided that:

(a)	such warrant shall not be exercisable until the date that is six months following the Effective Date ( the “Trigger Date”); and

(b)

if at any time after the Trigger Date and prior to the second anniversary of the Effective Date, the closing price of the New Bridgeport Shares on the principal market on which such shares trade (the “Exchange”) is equal to or exceeds $4.00 for 20 consecutive trading days, or at any time after the second anniversary of the Effective Date, the closing price of the New Bridgeport Shares on the Exchange is equal to or exceeds $6.00 for 20 consecutive trading days, Bridgeport may accelerate the expiry date of the Bridgeport Warrants, in which event, the Bridgeport Warrants shall expire upon the date which is 60 days following the dissemination of a press release by Bridgeport announcing such accelerated expiry date.

“Business Day” means any day other than a Saturday or Sunday or other day on which Canadian Chartered Banks located in the City of Toronto are required or permitted to close.

“Business Combination” means the transactions contemplated by this Agreement, including the Arrangement.

“Canadian Securities Laws” means the Securities Act (or equivalent legislation) in each of the Provinces of Ontario, Alberta and British Columbia and the respective regulations under such legislation together with applicable published rules, regulations, policy statements, national instruments and memoranda of understanding of the Canadian Securities Administrators and the securities regulatory authorities in such Provinces and includes the policies of the TSX.

“Certificate of Arrangement” means the Certificate of Arrangement giving effect to the Arrangement issued by the Director pursuant to subsection 183(2) of the OBCA.

“Circular” means the management information circular of Bridgeport to be provided to the Bridgeport Shareholders and the Existing Bridgeport Warrantholders in respect of the annual matters, the Arrangement Resolution, the Stock Incentive Plan Resolution and such other matters (if any) to be considered at the Bridgeport Meeting.

“Class II Premier Royalty Gold Warrant” shall have the meaning ascribed to such term in section 1.3(i) hereof.

“Contract” means any contract, lease, agreement, instrument, license, commitment, order, or quotation, written or oral.

“Consolidation” means consolidation of the Bridgeport Shares on the basis of one New Bridgeport Share for every four existing Bridgeport Shares.

“Convertible Bridge Loan” means the convertible bridge loan agreement between Premier Gold, as lender, and Premier Royalty, as borrower, in the principal amount of up to $28,000,000, dated as of May 31, 2012, of which $11,500,000 has been advanced to Premier Royalty in connection with the purchase pursuant to the Aberdeen Royalty Purchase Agreement as of August 7, 2012.

“Convertible Debentures” means the convertible debentures issued by Premier Royalty in the aggregate principal amount of $11.5 million in connection with the Financing.

“Court” means Superior Court of Justice (Commercial List).

“Deemed Price” means $0.35, being the deemed price per each New Bridgeport Share to be issued pursuant to the Arrangement.

“Dissent Rights” shall have the meaning ascribed to such term in Section 2.1.

“Effective Date” means the date shown on the Certificate of Arrangement issued under the OBCA giving effect to the Arrangement.

“Effective Time” means the time when the Arrangement will be deemed to have been completed, which shall be 12:01 a.m., Toronto time, on the Effective Date.

“Employee Plans” means all plans, arrangements, agreements, programs, policies or practices, whether oral or written, formal or informal, funded or unfunded, maintained for employees, including, without limitation:

(a)	any employee benefit plan or material fringe benefit plan;

(b)

any retirement savings plan, pension plan or compensation plan, including, without limitation, any defined benefit pension plan, defined contribution pension plan, group registered retirement savings plan or supplemental pension or retirement income plan;

(c)

any bonus, profit sharing, deferred compensation, incentive compensation, stock compensation, stock purchase, hospitalization, health, drug, dental, legal disability, insurance (including without limitation unemployment insurance), vacation pay, severance pay or other benefit plan, arrangement or practice with respect to employees or former employees, individuals working on contract, or other individuals providing services of a kind normally provided by employees; and

(d)	where applicable, all statutory plans, including, without limitation, the Canada or Québec Pension Plans.

“Encumbrance” means, whether or not registered or registrable or recorded or recordable, and regardless of how created or arising:

(a)

a mortgage, bond, assignment of receivable, lien, encumbrance, adverse claim, charge, execution, title defect, exception, right of pre-emption, privilege, security interest, hypothec or pledge, whether fixed or floating, against assets or property (whether real, personal, mixed, tangible or intangible), conditional sales contract, title retention agreement, and a subordination to any right or claim of others in respect thereof;

(b)	a claim, interest or estate against or in assets or property (whether real, personal, mixed, tangible or intangible), granted to or reserved or taken by any Person;

(c)	an option or other right to acquire, or to acquire any interest in, any assets or property (whether real, personal, mixed, tangible or intangible);

(d)	any other encumbrance of whatsoever nature and kind against assets or property (whether real, personal, mixed, tangible or intangible); and

(e)	any agreement to create, or right capable of becoming, any of the foregoing.

“Environmental Laws” means Laws regulating or pertaining to the generation, discharge, emission or release into the environment (including without limitation ambient air, surface water, groundwater or land), spill, receiving, handling, use, storage, containment, treatment, transportation, shipment, disposition or remediation or clean-up of any Hazardous Substance, as such Laws are amended and in effect as of the date hereof.

“Existing Bridgeport Warrantholders” means the registered holders of Existing Bridgeport Warrants.

“Existing Bridgeport Warrants” means the October 2014 Warrants, the First December 2012 Warrants, the Second December 2012 Warrants and the Third December 2012 Warrants, collectively.

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, unless that appeal is withdrawn or denied, as affirmed or as amended on appeal.

“Financing” means the non-brokered private placements of Convertible Debentures completed by Premier Royalty on July 6, 2012 and July 10, 2012 for aggregate gross proceeds of $11.5 million.

“First December 2012 Warrants” means the 12,590,000 warrants to purchase Bridgeport Shares at an exercise price of $1.50 on or prior to December 1, 2012 (on a pre-consolidated basis).

“GAAP” means generally accepted accounting principles in effect from time to time in Canada, being those accounting principles set forth in the Handbook or other official record of accounting principles in Canada from time to time published by the Institute of Chartered Accountants in Canada, as such principles may be amended, varied or replaced by International Financial Reporting Standards (IFRS) then in effect and generally accepted in Canada and adopted or required to have been adopted, as consistently applied.

“Gualcamayo Royalty” means the 1% net smelter return royalty on the mineral concessions, comprising the Gualcamayo Mine located in San Juan, Argentina.

“Golden Arrow Share Purchase Agreement” means the share purchase agreement among Golden Arrow Resources Corporation, Premier Royalty and Premier Gold dated May 23, 2012 pursuant to which Premier Royalty has agreed to acquire an indirect interest in the Gualcamayo Royalty.

“Government” means:

(a)	the government of Canada, or any foreign country;

(b)	the government of any Province, county, municipality, city, town, or district of Canada, or any foreign country; and

(c)

any ministry, agency, department, authority, commission, administration, corporation, bank, court, magistrate, tribunal, arbitrator, instrumentality, or political subdivision of, or within the geographical jurisdiction of, any government described in the foregoing clauses (a) and (b).

“Governmental” means pertaining to any Government.

“Group Member” means and includes any Party and its other group members as the context requires.

“Hazardous Substance” shall include petroleum products, hazardous substances, hazardous waste, or hazardous materials and any other pollutants or contaminants.

“IFRS” means International Financial Reporting Standards, consistently applied.

“Interim Order” means an order of the Court made pursuant to Section 182(5) of the OBCA in respect of the Arrangement providing for, among other things, the calling and holding of the Bridgeport Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution.

“ITA” means the Income Tax Act (Canada), as amended, and all regulations thereunder, as amended.

“Law” means any of the following of, or issued by, any Government, in effect on or prior to the date hereof, including any amendment, modification or supplementation of any of the following from time to time subsequent to the original enactment, adoption, issuance, announcement, promulgation or granting thereof and prior to the date hereof: any statute, law, act, ordinance, code, rule or regulation of any writ, injunction, award, decree, judgment or order.

“Letter of Transmittal” means the letter of transmittal to be caused to be delivered by Bridgeport to Bridgeport Shareholders and Premier Royalty Shareholders providing for the delivery of Bridgeport Shares and Premier Royalty Shares to the Depositary.

“liability” of any Person means and include:

(a)

any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured;

(b)

any right against such Person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and

(c)	any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise).

“Material Adverse Change” or “Material Adverse Effect” means, with respect to either Party any change, event, effect, occurrence or state of facts that has, or could reasonably be expected to constitute a material adverse change in respect of or to have a material adverse effect on, the business, properties, assets, liabilities (including contingent liabilities), prospects, results of operations or financial condition of the party and its subsidiaries, as applicable, taken as a whole. The foregoing shall not include any change or effects attributable to: (i) changes relating to general economic, political or financial conditions; (ii) relating to the state of securities or commodities markets in general; (iii) changes affecting the worldwide mining industry in general which does not have a materially disproportionate effect on the Party; (iv) changes in the price of gold; or (v) the announcement of the Business Combination.

“Nevada Properties” means the ten properties of Bridgeport acquired from Fronteer Gold Inc. and the additional 180 claims contiguous to such acquired properties.

“New Bridgeport Options” means options to purchase New Bridgeport Shares.

“New Bridgeport Shareholders” means holders of the New Bridgeport Shares.

“New Bridgeport Shares” means the common shares of Bridgeport after giving effect to the Consolidation.

“New Share Incentive Plan” means the share incentive plan of Bridgeport, in form and substance satisfactory to Premier Gold, to be submitted to Bridgeport Shareholders at the Bridgeport Meeting.

“Non-Offending Persons” shall have the meaning ascribed to such term in Section 7.7.

“OBCA” means the Business Corporations Act (Ontario) as amended.

“October 2014 Warrants” means the 6,575,000 warrants to purchase Bridgeport Shares at an exercise price of $0.50 on or prior to October 7, 2014 (on a pre-consolidated basis).

“Operator” means the operator of a Property.

“Parties” and “Party” means the parties to this Agreement.

“penalty” means any civil or criminal penalty (including any interest thereon), fine, levy, lien, assessment, charge, monetary sanction or payment, or any payment in the nature thereof, of any kind, required to be made to any Government under any Law.

“Person” means any corporation, partnership, limited liability company or partnership, joint venture, trust, unincorporated association or organization, business, enterprise or other entity; any individual; and any Government.

“Plan of Arrangement” means the Plan of Arrangement annexed hereto as Schedule “B”, as such Plan may be amended, modified or supplemented from time to time in accordance with the provisions hereof or Section 6.1 of the Plan of Arrangement or at the direction of the Court in the Final Order.

“Post-Consolidation Deemed Price” means $1.40, being the Deemed Price multiplied by four.

“Premier Gold” means Premier Gold Mines Limited, a corporation existing under the laws of Ontario.

“Premier Royalty” means Premier Royalty Corporation, a corporation existing under the laws of Ontario.

“Premier Royalty Aberdeen Warrants” shall have the meaning ascribed to such term in section 1.3(k) hereof.

“Premier Royalty Gold Warrant” shall have the meaning ascribed to such term in Section 1.3(h) hereof.

“Premier Royalty Golden Arrow Warrants” means warrants to purchase an aggregate of up to 1,000,000 common shares of Premier Royalty or New Bridgeport Shares, as the case may be, at an exercise price equal to 120% of the opening trading price of the New Bridgeport Shares on the TSX immediately following the Effective Date and expiring 24 months after the date of issue of such warrants, which warrants shall be issued to Golden Arrow Resources Corporation in the event that the acquisition of Inversiones Mineras Australes Holdings (BVI) Inc. has been completed by Premier Royalty.

“Premier Royalty Shareholders” means the holders of the issued and outstanding Premier Royalty Shares.

“Premier Royalty Shares” means the common shares in the capital of Premier Royalty.

“Premier Royalty Units” shall have the meaning ascribed to such term in Section 1.3(h) hereof.

“Premier Royalty Warrants” means collectively the Premier Royalty Aberdeen Warrants, the Premier Royalty Gold Warrants and the Class II Premier Royalty Gold Warrants, collectively.

“Premier Subsidiaries” means Premier Gold Mines U.S.A. Inc. and Premier Royalty U.S.A. Inc.

“Properties” means the properties described in Schedule E hereto, and “Property” means any one of them.

“Property Rights” shall have the meaning ascribed to such term in Section 4.2(d) hereof.

“Royalties” mean the royalties described in Schedule C.

“Royalty Agreements” mean the agreements described in Schedule D.

“SEC” means the U.S. Securities and Exchange Commission.

“Second December 2012 Warrants” means the up to 9,142,500 warrants to purchase Bridgeport Shares at an exercise price of $1.40 on or prior to December 20, 2012 (on a pre-consolidated basis).

“Share Incentive Plan Resolution” means the resolution of the holders of Bridgeport Shares approving the New Share Incentive Plan.

“subsidiary” means, with respect to a specified corporation, any corporation of which more than fifty per cent (50%) of the outstanding shares ordinarily entitled to elect a majority of the Board of Directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified corporation, and shall include any corporation in like relation to a subsidiary.

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes and charges, sales taxes, use taxes, ad valorem taxes, value added taxes, subsoil use or extraction taxes and ownership fees, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, health taxes, payroll taxes, employment taxes, Canada or Quebec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes, mandatory pension and other social fund taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, and any installments in respect thereof, together with any interest, fines and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, fines penalties, additional taxes and additions to tax imposed with respect to the foregoing and including any amount in respect of the foregoing as a transferee or successor, guarantor or surety or in a similar capacity under any contract, arrangement, agreement, understanding, or commitment (whether written or oral) or by operation of law and any liability for the payment of any Taxes described herein as a result of being a member of an Affiliated, consolidated, combined or unitary group for any period as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding;

“Tax Return” means all returns, amended returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority in Canada.

“Termination Date” means November 15, 2012.

“Third December 2012 Warrants” means the 1,035,000 warrants to purchase units at an exercise price of $1.00 on or prior to December 20, 2012, with each unit consisting of one Bridgeport Share and one-half of one Second December 2012 Warrant (on a pre-consolidated basis).

“Thunder Creek Agreement” means the royalty purchase agreement dated June 22, 2012 between Premier Royalty, Premier Gold and the Thunder Creek Royalty Vendors.

“Thunder Creek Royalty” means the 1% Net Smelter Return royalty on certain mining claims which comprise the Thunder Creek Deposit of the Timmins West Mine owned and operated by Lake Shore Gold Mines Ltd.

“Thunder Creek Royalty Vendors” means James Croxall and Dennis Miller.

“TSX” means the Toronto Stock Exchange

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

SCHEDULE B
PLAN OF ARRANGEMENT
UNDER SECTION 182 OF THE
BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)	“Aberdeen” means Aberdeen International Inc.

(b)	“Aberdeen Convertible Debenture” means the 8% $9,400,000 principal amount convertible debenture of Premier Royalty dated May 31, 2012.

(c)

“Aberdeen Royalty Purchase Agreement” means the royalty purchase agreement dated as of April 24, 2012 relating to the Buffelsfontein Mine and Mine Waste Solutions Property (Republic of South Africa) between Aberdeen, Premier Gold and Premier Royalty.

(d)

“Arrangement” means an arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations hereto made in accordance with the provisions of the Business Combination Agreement, Section 6.1 hereof, or made at the direction of the Court in the Final Order.

(e)	“Arrangement Resolution” means the special resolution of the holders of Bridgeport Shares and Existing Bridgeport Warrants approving the Arrangement.

(f)	“Bridgeport” means Bridgeport Ventures Inc., a corporation existing under the OBCA.

(g)

“Bridgeport Dissent Procedures” means the dissent procedures for Bridgeport Shareholders as will be more particularly described in the circular to be delivered to the Bridgeport Shareholders in connection with the Bridgeport Meeting.

(h)

“Bridgeport Meeting” means the annual and special meeting of the Bridgeport Shareholders and Existing Bridgeport Warrantholders to be held to approve, inter alia, the annual business, the Arrangement Resolution, the Share Incentive Plan Resolution and such other matters as the parties may agree on, and any and all adjournments or postponements of such meeting.

(i)	“Bridgeport Options” means the currently issued and outstanding options to purchase common shares in the capital of Bridgeport.

(j)	“Bridgeport Shareholders” means the holders of Bridgeport Shares or New Bridgeport Shares, as the case may be.

(k)	“Bridgeport Shares” means the common shares in the capital of Bridgeport, prior to giving effect to the Consolidation.

(l)

“Bridgeport Warrants” means the warrants of Bridgeport, with each warrant entitling the holder thereof to purchase one New Bridgeport Share at a price of $2.00 for a period of four years following the Effective Date provided that:

(i)	such warrant shall not be exercisable until the date that is six months following the Effective Date ( the “Trigger Date”); and

(ii)

if at any time after the Trigger Date and prior to the second anniversary of the Effective Date, the closing price of the New Bridgeport Shares on the principal market on which such shares trade (the “Exchange”) is equal to or exceeds $4.00 for 20 consecutive trading days, or at any time after the second anniversary of the Effective Date, the closing price of the New Bridgeport Shares on the Exchange is equal to or exceeds $6.00 for 20 consecutive trading days, Bridgeport may accelerate the expiry date of the Bridgeport Warrants, in which event, the Bridgeport Warrants shall expire upon the date which is 60 days following the dissemination of a press release by Bridgeport announcing such accelerated expiry date.

(m)

“Business Combination Agreement” means the business combination arrangement agreement dated as of August 7, 2012 between Premier Gold, Premier Royalty and Bridgeport as amended, amended and restated or supplemented prior to the Effective Date.

(n)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario.

(o)	“Class II Premier Royalty Gold Warrant” shall have the meaning ascribed to such term in section 3.1(i) hereof.

(p)	“Consolidation” means the consolidation of the Bridgeport Shares on the basis of one New Bridgeport Share for every four existing Bridgeport Shares.

(q)

“Convertible Bridge Loan” means the convertible bridge loan agreement between Premier Gold, as lender, and Premier Royalty, as borrower, in the principal amount of up to $28,000,000, dated as of May 31, 2012.

(r)	“Convertible Debentures” means the convertible debentures issued by Premier Royalty in the aggregate principal amount of $11.5 million in connection with the Financing.

(s)	“Court” means the Superior Court of Justice (Commercial List).

(t)	“CRA” means the Canada Revenue Agency.

(u)	“Deemed Price” means $0.35, being the deemed price per each New Bridgeport Share to be issued pursuant to the Arrangement.

(v)

“Depositary” means Valiant Trust Company or any other trust company, bank or financial institution agreed to in writing between Bridgeport and Premier Gold for the purpose of, among other things, exchanging certificates representing Bridgeport Shares and Premier Royalty Shares for New Bridgeport Shares in connection with the Arrangement.

(w)	“Dissent Rights” shall have the meaning ascribed thereto in Article IV.

(x)

“Dissenting Shareholder” means a registered holder of Bridgeport Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such dissent and who is ultimately entitled to be paid fair value for its Bridgeport Shares.

(y)	“Effective Date” means the date shown on the Certificate of Arrangement issued under the OBCA giving effect to the Arrangement.

(z)	“Effective Time” means the time when the Arrangement will be deemed to have been completed, which shall be 12:01 a.m. (Toronto Time) on the Effective Date.

(aa)	“Encumbrances” means, whether or not registered or registrable or recorded or recordable, and regardless of how created or arising:

(i)

a mortgage, bond, assignment of receivable, lien, encumbrance, adverse claim, charge, execution, title defect, exception, right of pre-emption, privilege, security interest, hypothec or pledge, whether fixed or floating, against assets or property (whether real, personal, mixed, tangible or intangible), conditional sales contract, title retention agreement, and a subordination to any right or claim of others in respect thereof;

(ii)	a claim, interest or estate against or in assets or property (whether real, personal, mixed, tangible or intangible), granted to or reserved or taken by any Person;

(iii)	an option or other right to acquire, or to acquire any interest in, any assets or property (whether real, personal, mixed, tangible or intangible);

(iv)	any other encumbrance of whatsoever nature and kind against assets or property (whether real, personal, mixed, tangible or intangible); and

(v)	any agreement to create, or right capable of becoming, any of the foregoing.

(bb)	“Existing Bridgeport Warrants” means the October 2014 Warrants, the First December 2012 Warrants, the Second December 2012 Warrants and the Third December 2012 Warrants, collectively.

(cc)

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, unless that appeal is withdrawn or denied, as affirmed or as amended on appeal.

(dd)	“final proscription date” shall have the meaning ascribed to such term in Section 5.6 hereof.

(ee)	“Financing” means the non-brokered private placements of Convertible Debentures completed by Premier Royalty on July 6, 2012 and July 10, 2012 for aggregate gross proceeds of $11.5 million.

(ff)	“First December 2012 Warrants” means the 12,590,000 warrants to purchase Bridgeport Shares at an exercise price of $1.50 on or prior to December 1, 2012 (on a pre-consolidated basis).

(gg)

“Interim Order” means an order of the Court made pursuant to Section 182(5) of the OBCA in respect of the Arrangement providing for, among other things, the calling and holding of the Bridgeport Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution.

(hh)	“ITA” means the Income Tax Act (Canada), as amended, and all regulations thereunder, as amended.

(ii)

“Letter of Transmittal” means the letter of transmittal to be caused to be delivered by Bridgeport to the Bridgeport Shareholders and the Premier Royalty Shareholders providing for the delivery of Bridgeport Shares and Premier Royalty Shares to the Depositary.

(jj)	“New Bridgeport Shares” means the common shares of Bridgeport, after giving effect to the Consolidation.

(kk)	“New Share Incentive Plan” means the share incentive plan of Bridgeport, in form and substance satisfactory to Premier Gold, to be submitted to Bridgeport Shareholders at the Bridgeport Meeting.

(ll)	“OBCA” means the Business Corporations Act (Ontario).

(mm)	“October 2014 Warrants” means the 6,575,000 warrants to purchase Bridgeport Shares at an exercise price of $0.50 on or prior to October 7, 2014 (on a pre-consolidated basis).

(nn)

“Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time in accordance with the provisions of the Business Combination Agreement or Section 6.1 herewith or at the direction of the Court in the Final Order.

(oo)	“Post-Consolidation Deemed Price” means $1.40, being the Deemed Price multiplied by four.

(pp)	“Premier Gold” means Premier Gold Mines Limited, a corporation existing under the laws of Ontario.

(qq)	“Premier Royalty” means Premier Royalty Corporation, a corporation existing under the laws of Ontario.

(rr)	“Premier Royalty Aberdeen Warrants” shall have the meaning ascribed to such term in Section 3.1(k) hereof.

(ss)	“Premier Royalty Gold Warrants” shall have the meaning ascribed to such term in Section 3.1(h) hereof.

(tt)

“Premier Royalty Golden Arrow Warrants” means warrants to purchase an aggregate of up to 1,000,000 common shares of Premier Royalty or New Bridgeport Shares, as the case may be, at an exercise price equal to 120% of the opening trading price of New Bridgeport Shares on the TSX or TSX Venture Exchange, as the case may be, immediately following the Effective Date, and expiring 24 months after the date of issue of such warrants.

(uu)	“Premier Royalty Shareholders” means the holders of the issued and outstanding Premier Royalty Shares.

(vv)	“Premier Royalty Shares” means the common shares in the capital of Premier Royalty.

(ww)	“Premier Royalty Units” shall have the meaning ascribed to such term in Section 3.1(h) hereof.

(xx)	“Premier Royalty Warrants” means collectively the Premier Royalty Aberdeen Warrants, the Premier Royalty Gold Warrants and the Class II Premier Royalty Gold Warrants, collectively.

(yy)	“Property Rights” shall have the meaning ascribed to such term in Section 4.2(d) hereof.

(zz)	“Second December 2012 Warrants” means the up to 9,142,500 warrants to purchase Bridgeport Shares at an exercise price of $1.40 on or prior to December 20, 2012 (on a pre-consolidated basis).

(aaa)

“Third December 2012 Warrants” means the 1,035,000 warrants to purchase units at an exercise price of $1.00 on or prior to December 20, 2012, with each unit consisting of one Bridgeport Share and one-half of one Second December 2012 Warrant (on a pre- consolidated basis).

(bbb)	“Thunder Creek Agreement” means the royalty purchase agreement dated June 22, 2012 between Premier Royalty, Premier Gold and the Thunder Creek Royalty Vendors.

(ccc)	“Thunder Creek Royalty Vendors” means James Croxall and Dennis Miller.

In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein shall have the same meaning herein as in the OBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof', “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.7	Time of the Essence

Time shall be of the essence with respect to every provision of this Plan of Arrangement.

ARTICLE II
BUSINESS COMBINATION AGREEMENT

2.1	Business Combination Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Business Combination Agreement. This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on Bridgeport and all holders of Bridgeport Shares, Existing Bridgeport Warrants and Bridgeport Options.

ARTICLE III
ARRANGEMENT

3.1	Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)

each Bridgeport Share in respect of which Dissent Rights have been validly exercised before the Effective Time shall be transferred and deemed to be transferred by the registered holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to Bridgeport in consideration for the right to be paid by Bridgeport fair value for its Bridgeport Shares in an amount determined and payable in accordance with the Bridgeport Dissent Procedures, and the name of such holder will be removed from the register of holders of Bridgeport Shares;

(b)	the Bridgeport Shares will be consolidated on the basis of one New Bridgeport Share for every four existing Bridgeport Shares;

(c)	the number of directors of Bridgeport will be increased from five to eight;

(d)

Bridgeport shall issue Bridgeport Warrants to the Bridgeport Shareholders in such amount as is equal to 0.375 of a Bridgeport Warrant for each one New Bridgeport Share held by such Bridgeport Shareholder;

(e)

each of the issued and outstanding Bridgeport Options will be adjusted to reflect the Consolidation contemplated by paragraph (b) above and the issuance of the Bridgeport Warrants contemplated by paragraph (d) above such that upon the exercise of each Bridgeport Option, in accordance with its terms, the holder shall receive one-quarter of one New Bridgeport Shares and together with 0.375 of a Bridgeport Warrant (for each New Bridgeport Share issued upon the exercise of such Bridgeport Option) at the current exercise price of such Bridgeport Option, in lieu of the number of Bridgeport securities otherwise issuable upon such exercise;

(f)

each of the issued and outstanding October 2014 Warrants, First December 2012 Warrants and Second December 2012 Warrants will be adjusted to reflect the Consolidation contemplated by paragraph (b) above and the issuance of the Bridgeport Warrants contemplated by paragraph (d) above such that upon the exercise of each October 2014 Warrant, First December 2012 Warrant or Second December 2012 Warrant, as applicable, in accordance with their respective terms, the holder shall receive one-quarter of one New Bridgeport Share together with 0.375 of a Bridgeport Warrant (for each New Bridgeport Share issued upon the exercise of such warrant) at the current exercise price of such warrant, in lieu of the number of Bridgeport securities otherwise issuable upon such exercise;

(g)

each issued and outstanding Third December 2012 Warrant will be adjusted to reflect the Consolidation contemplated by paragraph (b) above and the issuance of the Bridgeport Warrants contemplated by paragraph (d) above such that upon exercise of each such Third December 2012 Warrant, in accordance with its terms, the holder shall receive one- quarter of one New Bridgeport Share and 0.50 of a Second December 2012 Warrant, together with 0.375 of a Bridgeport Warrant (for each New Bridgeport Share issued upon the exercise of such Third December 2012 Warrant), at the current exercise price of such Third December 2012 Warrant in lieu of the number of Bridgeport securities otherwise issuable upon such exercise.

(h)

in the event that Premier Gold elects to convert any portion of the principal amount outstanding under the Convertible Bridge Loan together with all accrued interest thereon, which election may be made at any one time prior to the Effective Time and shall be effective as at the Effective Time, Premier Royalty shall issue units of Premier Royalty (the “Premier Royalty Units”) to Premier Gold in such amount as is equal to the converted amount of the principal amount outstanding under the Convertible Bridge Loan together with all accrued interest thereon divided by $1.40 (being the Post-Consolidation Deemed Price), all in accordance with the terms of the Convertible Bridge Loan. Each Premier Royalty Unit shall consist of one Premier Royalty Share and 0.375 of a warrant of Premier Royalty (each whole warrant, a “Premier Royalty Gold Warrant”). Each Premier Royalty Gold Warrant shall be exercisable to acquire one Premier Royalty Share at a price of $2.00 for a period of four years from the date of issuance of such warrant subject to the same expiry acceleration provisions as the Bridgeport Warrants;

(i)

Premier Royalty shall issue to Premier Gold (A) 2,800,000 Premier Royalty Gold Warrants, provided that such number of warrants shall be reduced by the number of Premier Royalty Gold Warrants that are issued to Premier Gold pursuant to paragraph (h) above, and, if any, and (B) 1,457,500 warrants of Premier Royalty (each a “Class II Premier Royalty Gold Warrant”). Each Class II Premier Royalty Gold Warrant shall be exercisable to acquire one Premier Royalty Share at a price of $2.00 until October 7, 2014, all in accordance with the terms of the Convertible Bridge Loan;

(j)

Premier Royalty shall issue Premier Royalty Shares to Aberdeen in such amount as is equal to the principal amount outstanding under the Aberdeen Convertible Debenture together with all accrued interest thereon as at the Effective Date divided by $1.26 (being the Post-Consolidation Deemed Price less 10%), all in accordance with the terms of the Aberdeen Convertible Debenture;

(k)

Premier Royalty shall issue warrants to Aberdeen (the “Premier Royalty Aberdeen Warrants”) in such amount as is equal to 50% multiplied by the number of Premier Royalty Shares issued to Aberdeen pursuant to paragraph (j) above. Each Premier Royalty Aberdeen Warrant shall be exercisable to acquire one Premier Royalty Share at a price of $1.75 (being the Post-Consolidation Deemed Price multiplied by a factor of 1.25) for a period of two years following the date of issuance of such warrants, all in accordance with the terms of the Aberdeen Royalty Purchase Agreement;

(l)

Premier Royalty shall issue an aggregate of 357,142 Premier Royalty Shares, representing $500,000 divided by $1.40 (being the Post-Consolidation Deemed Price) to the Thunder Creek Royalty Vendors, all in accordance with the terms of the Thunder Creek Agreement;

(m)

Premier Royalty shall issue Premier Royalty Units to each holder of Convertible Debentures in such amount as is equal to the principal amount outstanding under its Convertible Debentures together with all accrued interest thereon divided by $1.40 (being the Post-Consolidation Deemed Price), all in accordance with the terms of the Convertible Debentures;

(n)	each Premier Royalty Share outstanding shall be deemed to be exchanged by the Premier Royalty Shareholders for one New Bridgeport Share and pursuant to such exchange:

(i)

such Premier Royalty Shareholder shall cease to be a holder of Premier Royalty Shares and the name of such Premier Royalty Shareholder shall be deemed to be removed from the register of holders of Premier Royalty Shares;

(ii)	each Premier Royalty Share shall be acquired by Bridgeport free and clear of any Encumbrances; and

(iii)

Bridgeport shall issue and cause to be delivered to each such former Premier Royalty Shareholder certificates representing the New Bridgeport Shares to which such holder is entitled as aforesaid and the name of such Premier Royalty Shareholder shall be added to the register of holders of New Bridgeport Shares showing such holder as the registered holder of New Bridgeport Shares so issued, provided that a holder of Premier Royalty Shares that are evidenced by certificates must submit a Letter of Transmittal together with its share certificates in accordance with this Plan of Arrangement in order to receive its New Bridgeport Shares;

(o)

in the event the acquisition of Inversiones Mineras Australes Holdings (BVI) Inc. has been completed by Premier Royalty prior to the Effective Date, the Premier Royalty Golden Arrow Warrants, if outstanding immediately prior to the Effective Time, shall remain outstanding and shall be exercisable into New Bridgeport Shares (in lieu of Premier Royalty Shares) in accordance with their terms;

(p)	the Premier Royalty Warrants shall remain outstanding and shall be exercisable into New Bridgeport Shares (in lieu of Premier Royalty Shares) in accordance with their terms;

(q)	the name of Bridgeport shall be changed to “Premier Royalty Inc.”; and

(r)	provided, however, that none of the foregoing shall occur or be deemed to occur unless all of the foregoing occurs.

3.2	Post-Effective Time Procedures

On or promptly after the Effective Date, Bridgeport shall deliver or arrange to be delivered to the Depositary certificates representing the New Bridgeport Shares and the Bridgeport Warrants required to be issued to Bridgeport Shareholders and the former Premier Royalty Shareholders, pursuant to Section 3.1 hereof, which certificates shall be held by the Depositary as agent and nominee for such securityholders, for distribution to such securityholders in accordance with the provisions of Article V hereof.

3.3	No Fractional Shares or Warrants

No fractional New Bridgeport Shares shall be issued pursuant to Section 3.1. The number of New Bridgeport Shares to be issued shall be rounded down to the nearest whole New Bridgeport Share and no consideration shall be payable for any fraction of a New Bridgeport Share.

No fractional Bridgeport Warrants shall be issued pursuant to Section 3.1. The number of Bridgeport Warrants to be issued shall be rounded down to the nearest whole Bridgeport Warrant and no consideration shall be payable for any fraction of a Bridgeport Warrant.

No fractional Premier Royalty Golden Arrow Warrants or Premier Royalty Warrants shall be issued pursuant to Section 3.1. The number of Premier Royalty Warrants to be issued shall be rounded down to the nearest whole Premier Royalty Warrant and no consideration shall be payable for any fraction of a Premier Royalty Warrant.

ARTICLE IV
DISSENT RIGHTS

4.1	Dissent Rights

Holders of Bridgeport Shares may exercise Dissent Rights from the Arrangement Resolution pursuant to and in the manner set forth under section 185 of the OBCA, provided that notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution must be sent to Bridgeport by holders who wish to dissent and received by Bridgeport not later than 5:00 p.m. (Toronto Time) on the date that is two Business Days immediately prior to the Bridgeport Meeting or any date to which the Bridgeport Meeting may be postponed or adjourned and provided further that holders who exercise such Dissent Rights and who:

(i)

are ultimately entitled to be paid fair value for their Bridgeport Shares, which fair value shall be the fair value of such shares as at the close of business on the day prior to the Bridgeport Meeting and shall be paid an amount equal to such fair value by Bridgeport; and

(ii)

are ultimately not entitled, for any reason, to be paid fair value for their Bridgeport Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Bridgeport Shares, but in no case shall Bridgeport or any other person be required to recognize holders of Bridgeport Shares who exercise Dissent Rights as holders of Bridgeport Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Bridgeport Shares who exercise Dissent Rights shall be deleted from the central securities register as holders of Bridgeport Shares at the Effective Time.

ARTICLE V
DELIVERY OF NEW BRIDGEPORT SHARES AND BRIDGEPORT WARRANTS

5.1	Delivery of New Bridgeport Shares

(a)

Bridgeport shall cause to be forwarded to each Bridgeport Shareholder and each holder of a certificate representing Premier Royalty Shares, at the address of such Bridgeport Shareholder or holder of Premier Royalty Shares as it appears on the register of Bridgeport Shares or Premier Royalty Shares, as applicable, a Letter of Transmittal and instructions for obtaining deliver of the certificates representing the New Bridgeport Shares allotted and issued to such shareholders pursuant to the Arrangement.

(b)

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Bridgeport Shares or Premier Royalty Shares, as the case may be, together with a letter of Transmittal that will be delivered to such shareholder and such other documents and instruments as would have been required to effect the transfer of the Bridgeport Shares or the Premier Royalty Shares, as the case may be, or as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the New Bridgeport Shares that such holder is entitled to receive in accordance with Section 3.1 hereof.

(c)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Bridgeport Shares or Premier Royalty Shares, as the case may be, shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the New Bridgeport Shares pursuant to Section 3.1 hereof.

5.2	Delivery of Bridgeport Warrants

As soon as practicable following the Effective Time, the Depositary shall deliver to the Bridgeport Shareholders existing immediately before the Effective Time, certificates representing the Bridgeport Warrants that such holders are entitled to receive in accordance with Section 3.1 hereof, at the address specified in the register of holders of Bridgeport Shares at that time.

5.3	Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Bridgeport Shares or Premier Royalty Shares that were exchanged for New Bridgeport Shares in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the New Bridgeport Shares that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of a certificate representing the New Bridgeport Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such New Bridgeport Shares is to be delivered shall, as a condition precedent to the delivery of such New Bridgeport Shares, give a bond satisfactory to Bridgeport and the Depositary in such amount as Bridgeport and the Depositary may direct, or otherwise indemnify Bridgeport and the Depositary in a manner satisfactory to Bridgeport and the Depositary, against any claim that may be made against Bridgeport or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall take such actions as may be required by the articles of Bridgeport or Premier Royalty.

5.4	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to New Bridgeport Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Bridgeport Shares or Premier Royalty Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.3 hereof. Subject to applicable law and to Section 5.5 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the New Bridgeport Shares be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such New Bridgeport Shares.

5.5	Withholding Rights

Bridgeport and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder and from all dividends or other distributions otherwise payable to any Bridgeport Shareholder or former Premier Royalty Shareholder such amounts as Bridgeport or the Depositary are required to deduct and withhold with respect to such payment under the ITA or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to any Bridgeport Shareholder or former Premier Royalty Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate governmental authority.

5.6	Limitation and Proscription

Subject to any applicable laws relating to unclaimed property, to the extent that a Bridgeport Shareholder or a former Premier Royalty Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.3 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the New Bridgeport Shares that such Bridgeport Shareholder or former Premier Royalty Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such New Bridgeport Shares, shall be delivered to Bridgeport by the Depositary and such certificates shall be cancelled by Bridgeport, and the interest of the Bridgeport Shareholder or former Premier Royalty Shareholder, as the case may be, in such New Bridgeport Shares shall be terminated as of such final proscription date.

5.7	Legality of New Bridgeport Shares forming part of the Share Consideration

Notwithstanding anything else in this Plan of Arrangement, if it appears to Bridgeport that it would be contrary to applicable law to issue New Bridgeport Shares to Bridgeport Shareholders or former Premier Royalty Shareholders pursuant to the Arrangement to a person that is not a resident of Canada or the United States, the New Bridgeport Shares that otherwise would be issued or transferred, as the case may be, to that person will be issued or transferred, as the case may be, and delivered to the Depositary for sale of the New Bridgeport Shares by the Depositary on behalf of that person. The New Bridgeport Shares delivered to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary shall not be obligated to seek or obtain a minimum price for any of the New Bridgeport Shares sold by it. Each such person will receive a pro rata share of the cash proceeds from the sale of the New Bridgeport Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the New Bridgeport Shares and any amount withheld in respect of applicable taxes) in lieu of New Bridgeport Shares. The payment of the net proceeds will be subject to Section 5.5. None of Bridgeport, Premier Royalty or the Depositary will be liable for any loss arising out of any such sales.

ARTICLE VI
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

Bridgeport, Premier Gold and Premier Royalty reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Bridgeport, Premier Gold and Premier Royalty, (iii) filed with the Court and, if made following the Bridgeport Meeting, approved by the Court, and (iv) communicated to holders of Bridgeport Shares if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Bridgeport at any time prior to the Bridgeport Meeting provided that Premier Gold and Premier Royalty shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Bridgeport Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Bridgeport Meeting shall be effective only if: (i) it is consented to in writing by each of Bridgeport, Premier Gold and Premier Royalty; and (ii) if required by the Court, it is consented to by holders of the Bridgeport Shares voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by Bridgeport, provided that it concerns a matter which, in the reasonable opinion of Bridgeport, is of an administrative nature required to give effect to implement this Plan of Arrangement and is not adverse to the financial or economic interest of any holder of Bridgeport Shares or any former holder of Premier Royalty Shares.

ARTICLE VII
TERMINATION

Notwithstanding any prior approvals by the Court or by the Bridgeport Shareholders, the Board of Directors of Bridgeport may decide not to proceed with the Arrangement and to revoke the Arrangement Resolution adopted at the Bridgeport Meeting without further approval of the Court or the Bridgeport Shareholders in accordance with the terms of the Business Combination Agreement.

ARTICLE VIII
FURTHER ASSURANCES

Notwithstanding that the transactions and events set out in the Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of the parties to the Business Combination Agreement shall make, do and execute or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.

SCHEDULE C
DESCRIPTION OF ROYALTIES

Royalties Held by Premier Gold Mines Limited

1.

Argosy Royalty: The 0.50 per cent net smelter return royalty payable by Cangold Limited to Premier Gold Mines Limited on the production from the 49 mining claims comprising 101 mining claim units located in the Red Lake Mining Division in northwestern Ontario commonly known as the Argosy Gold Mine property, payable pursuant to the Purchase and Sale Agreement dated June 19, 2009 between Cangold Limited and Premier Gold Mines Limited.

2.

Newman-Madsen Royalty: The 0.50 per cent net smelter return royalty payable by Sabina Gold & Silver Corp. to Premier Gold Mines Limited on the proceeds of commercial production from 38 mining claims located in the Red Lake Mining Division in northwestern Ontario commonly known as the Newman-Madsen property, payable pursuant to the Purchase and Sale Agreement dated January 16, 2012 between Sabina Gold & Silver Corp. and Premier Gold Mines Limited.

3.

East My-Ritt Royalty: The 0.50 per cent net smelter return royalty payable by Mega Precious Metals Inc. to Premier Gold Mines Limited on the production from 8 patented mining claims located in the Red Lake Mining Division in northwestern Ontario commonly known as the East My-Ritt property, payable pursuant to the Definitive Acquisition Agreement dated May 22, 2009 among Skybridge Development Corp. (now Mega Precious Metals Inc.), Premier Gold Mines Limited and Sabina Silver Corporation (now Sabina Gold & Silver Corp.) and the acknowledgement dated January 19, 2012 of Mega Precious Metals Inc. regarding the retention by Premier Gold Mines Limited of the 0.50% net smelter return royalty payable on the East My- Ritt property.

4.

Pickle Crow Royalty: The 0.5 per cent net smelter return royalty payable by PC Gold Inc. to Premier Gold Mines Limited on the production from the 98 patented mining claims located in northwestern Ontario commonly known as the Pickle Crow Gold Mine property, payable pursuant to the Net Smelter Return Royalty Agreement dated May 13, 2008 among PC Gold Inc., Premier Gold Mines Limited and Donald M. Ross in trust.

5.

Skinner Gold Royalty: The 7.5 per cent net profits interest royalty payable by Sabina Resources Limited (now Sabina Gold & Silver Corp.) to Wolfden Resources Inc. (now Premier Gold Mines Limited) from the proceeds of commercial production on the 11 unpatented mining claims located in the Red Lake Mining Division in northwestern Ontario commonly known as the Skinner Gold property, up to a maximum of $450,000, pursuant to the Assignment Agreement dated June 7, 2004 between Sabina Resources Limited and Wolfden Resources Inc.

Royalties Held by Premier Gold Mines USA, Inc.

6.

Emigrant Springs Royalty and Rain Gold Royalty: 1.5% net smelter returns royalty on the Emigrant Springs deposit and Rain Gold deposit, both located in Elko County, Nevada, payable by Newmont USA Limited to Premier Gold Mines USA, Inc, pursuant to the lease agreement dated June 15, 1980 between Ann. G. Jackson (doing business or formerly doing business as Petan Co.), Alan S. Boyack & Phyllis Boyack, Price D. Montrose & Thelma Montrose, Arthur D. Montrose & Helen Montrose, Douglas Montrose & Gail Montrose (as lessors, with Saddle Gold Inc. and Alan S. Boyack and Phyllis Boyack, Douglas Montrose and Gail Montrose, Arthur D. Montrose and Faye Montrose, and Helen Hammond as successor in interest to the lessors) and Newmont Exploration Limited (as lessee, with Newmont USA Limited being successor interest to the lessee) as amended by agreement dated February 17, 1981.

7.

Red Ridge Royalty: 3.0% net smelter returns royalty on the property located in Elko County, Nevada, payable by Toné Resources (US) Inc. pursuant to the mining lease and agreement dated October 15, 2002 between Petan Company (as to 2/3) and Peter Jackson (as to 1/3) (as owners) and KM Exploration Ltd. (as lessee) (as assigned by KM Exploration Ltd. to Toné Resources (U.S.) Inc. pursuant to an assignment of leases and quitclaim deed dated August 5, 2003) and the mining lease and agreement dated February 12, 2003 between Petan Company (as to 2/3) and Peter Jackson (as to 1/3) (as owners) and KM Exploration Ltd. (as lessee) (as assigned by KM Exploration Ltd. to Toné Resources (US) Inc. pursuant to an assignment of leases and quitclaim deed dated August 5, 2003).

8.

Emigrant Springs and Rain Gold “Area of Interest” Royalty: 5% production royalty (up to $1,250,000) on the “area of interest” of the Emigrant Springs deposit and Rain Gold deposit, both located in Elko County, Nevada, payable by Newmont USA Limited to Premier Gold Mines USA, Inc. pursuant to the lease agreement dated June 15, 1980 between Ann. G. Jackson (doing business or formerly doing business as Petan Co.), Alan S. Boyack & Phyllis Boyack, Price D. Montrose & Thelma Montrose, Arthur D. Montrose & Helen Montrose, Douglas Montrose & Gail Montrose (as lessors, with Saddle Gold Inc. and Alan S. Boyack and Phyllis Boyack, Douglas Montrose and Gail Montrose, Arthur D. Montrose and Faye Montrose, and Helen Hammond as successor in interest to the lessors) and Newmont Exploration Limited (as lessee, with Newmont USA Limited being successor interest to the lessee) as amended by agreement dated February 17, 1981.

Royalties Held by Premier Royalty Corporation

9.

Buffelsfontein/MWS Royalty: The 1.0 per cent net smelter return royalty payable by Village Main Reef Limited (successor to Simmer & Jack Mines Limited) and First Uranium (Proprietary) Limited to Premier Royalty Corporation on certain mineral concessions which comprise the Buffelsfontein Mine and the Mine Waste Solutions project, the Strathmore mineral resource and ancillary lands in the Republic of South Africa, payable pursuant to the Royalty Purchase Agreement dated effective April 24, 2012 among Aberdeen International Inc., Premier Royalty Corporation and Premier Gold Mines Limited.

10.

Thunder Creek Royalty: The 1.0 per cent net smelter return royalty payable by Lake Shore Gold Mines Ltd. to Premier Gold Mines Limited on the proceeds of commercial production from certain mining claims which comprise the Thunder Creek deposit of the Timmins West Mine and ancillary lands, payable pursuant to the Royalty Purchase Agreement relating to the Thunder Creek Deposit and Ancillary Claims dated June 22, 2012 among Premier Royalty Corporation, Premier Gold Mines Limited, James Croxall and Dennis Miller.

Encumbrances

The deed of trust dated July 29, 2009 by and between Saddle Gold Inc., Stewart Title of Northeastern Nevada, and Petan Company and Peter Jackson in connection with the 5% promissory note dated July 29, 2009 in the principal amount of U.S.$12,000,000 issued by Saddle Gold Inc. to Petan Company and Peter Jackson. The deed of trust is secured by real property as well as proceeds derived from that property, which includes the Red Ridge Royalty, the Rain Gold Royalty and the Emigrant Springs Royalty.

The Convertible Bridge Loan will be secured by the Emigrant Springs Royalty and the Rain Gold Royalty pursuant to a deed of trust or similar document.

Rights of First Refusal and Buyback Rights

Argosy Royalty: Pursuant to the Purchase and Sale Agreement dated June 19, 2009 between Cangold Limited (“Cangold”) and Premier Gold Mines Limited (“Premier Gold”), in the event that Premier Gold enters into an agreement to sell the 0.50 per cent net smelter return royalty payable by Cangold to Premier Gold (or any interest therein) to a person at arm’s length from Premier Gold, Cangold has a right of first refusal to acquire the royalty (or any interest therein) on the same terms and conditions. In addition, Cangold has the right to repurchase the entire royalty for a purchase price of $500,000 at any time.

Pickle Crow Royalty: Pursuant to the Net Smelter Return Royalty Agreement dated May 13, 2008 among PC Gold Inc. (“PC Gold”), Premier Gold Mines Limited (“Premier Gold”) and Donald M. Ross in trust, in the event that Premier Gold enters into an agreement to sell the 0.5 per cent net smelter return royalty payable by PC Gold Inc. to Premier Gold (or any interest therein) to a person at arm’s length from Premier Gold, PC Gold has a right of first refusal to acquire the royalty (or any interest therein) on the same terms and conditions. In addition, PC Gold has the right to repurchase the entire royalty for a purchase price of $5,000,000 at any time up to and including May 13, 2013, at which time the right to repurchase shall terminate.

Required Consents

East My-Ritt Royalty: Consent required from each of Mega Precious Metals Inc. and Sabina Gold & Silver Corp. to transfer the 0.50 per cent net smelter return royalty payable by Mega Precious Metals Inc. to Premier Gold Mines Limited on the production from 8 patented mining claims located in the Red Lake Mining Division in northwestern Ontario commonly known as the East My-Ritt property, payable pursuant to the Definitive Acquisition Agreement dated May 22, 2009 among Skybridge Development Corp. (now Mega Precious Metals Inc.), Premier Gold Mines Limited and Sabina Silver Corporation (now Sabina Gold & Silver Corp.).

SCHEDULE D
LIST OF ROYALTY AGREEMENTS

Argosy Royalty

Purchase and Sale Agreement dated June 19, 2009 between Premier Gold Mines Limited and CANGOLD Limited.

Newman-Madsen Royalty

Purchase and Sale Agreement dated January 16, 2012 between Premier Gold Mines Limited and Sabina Gold & Silver Corp.

East My-Ritt Royalty

Definitive Acquisition Agreement dated May 22, 2009 among Skybridge Development Corp., Premier Gold Mines Limited and Sabina Silver Corporation.

Acknowledgement dated January 19, 2012 of Mega Precious Metals Inc. addressed to Premier Gold Mines Limited and Sabina Gold & Silver Corp.

Pickle Crow Royalty

Net Smelter Return Royalty Agreement dated May 13, 2008 among PC Gold Inc., Premier Gold Mines Limited and Donald M. Ross in trust.

Skinner Gold Royalty

Property Option Agreement dated December 3, 2001 between Wolfden Resources Inc. and Perry English, as amended January 3, 2002, December 11, 2003 and September 20, 2004.

Royalty Agreement dated September 30, 2002 between Wolfden Resources Inc. and Newmont Canada Limited.

Assignment Agreement dated June 7, 2004 between Sabina Resources Limited and Wolfden Resources Inc.

Addendum to Option & Assignment Agreements dated effective June 7, 2004 among Perry English, Wolfden Resources Inc. and Sabina Resources Limited.

Emigrant Springs Royalty, Rain Gold Royalty

Lease agreement dated June 15, 1980 between Ann. G. Jackson (doing business or formerly doing business as Petan Co.), Alan S. Boyack & Phyllis Boyack, Price D. Montrose & Thelma Montrose, Arthur D. Montrose & Helen Montrose, Douglas Montrose & Gail Montrose (as lessors, with Saddle Gold Inc. and Alan S. Boyack and Phyllis Boyack, Douglas Montrose and Gail Montrose, Arthur D. Montrose and Faye Montrose, and Helen Hammond as successor in interest to the lessors) and Newmont Exploration Limited (as lessee, with Newmont USA Limited being successor interest to the lessee) as amended by agreement dated February 17, 1981.

Royalty agreement dated April 14, 1980 between Ann. G. Jackson and Alan S. Boyack, Price D. Montrose, Arthur D. Montrose and Douglas Montrose, as amended by agreement dated June 1, 1981 between Petan Company and Peter Jackson ("Petan-Jackson") and Saddle Gold Inc. and Alan S. Boyack and Phyllis Boyack, Douglas Montrose and Gail Montrose, Arthur D. Montrose and Faye Montrose, and Helen Hammond as successors in interest, and as further amended by agreement dated July 28, 2009 between Petan-Jackson, Saddle Gold Inc. and Alan S. Boyack and Phyllis Boyack, Douglas Montrose and Gail Montrose, Arthur D. Montrose and Faye Montrose, and Helen Hammond.

Royalty deed dated February 19, 2010 between Petan Company, Peter Jackson and Saddle Gold Inc. (as the grantors) and Alan S. Boyack and Phyllis Boyack, Douglas Montrose and Gail Montrose, Arthur D. Montrose and Faye Montrose, and Helen Hammond (as the grantees).

The deed of trust dated July 29, 2009 by and between Saddle Gold Inc., Stewart Title of Northeastern Nevada, and Petan Company and Peter Jackson in connection with the 5% promissory note dated July 29, 2009 in the principal amount of U.S.$12,000,000 issued by Saddle Gold Inc. to Petan Company and Peter Jackson.

Red Ridge Royalty

The mining lease and agreement dated October 15, 2002 between Petan Company (as to 2/3) and Peter Jackson (as to 1/3) (as owners) and KM Exploration Ltd. (as lessee) (as assigned by KM Exploration Ltd. to Toné Resources (U.S.) Inc. pursuant to an assignment of leases and quitclaim deed dated August 5, 2003).

The mining lease and agreement dated February 12, 2003 between Petan Company (as to 2/3) and Peter Jackson (as to 1/3) (as owners) and KM Exploration Ltd. (as lessee) (as assigned by KM Exploration Ltd. to Toné Resources (US) Inc. pursuant to an assignment of leases and quitclaim deed dated August 5, 2003).

The deed of trust dated July 29, 2009 by and between Saddle Gold Inc., Stewart Title of Northeastern Nevada, and Petan Company and Peter Jackson in connection with the 5% promissory note dated July 29, 2009 in the principal amount of U.S.$12,000,000 issued by Saddle Gold Inc. to Petan Company and Peter Jackson.

Buffelsfontein/MWS Royalty

Royalty Purchase Agreement dated effective April 24, 2012 among Aberdeen International Inc., Premier Royalty Corporation and Premier Gold Mines Limited.

Loan agreement dated March 30, 2006 between Aberdeen International Inc. and Simmer & Jack Mines Limited, as amended on November 6, 2006, and confirmed by an Agreement of Settlement signed on October 8, 2011 among Aberdeen International Inc., Simmer & Jack Mines Limited and Village Main Reef Limited (successor to Simmer & Jack Mines Limited).

Thunder Creek Royalty

Agreement dated January 5, 1993 between James Croxall and Band-Ore Resources Ltd.

Agreement dated October 19, 1996 between James Croxall and Dennis Miller.

Royalty Purchase Agreement dated November 16, 2010 among James Croxall, Dennis Miller and Lake Shore Gold Corp. (a successor entity to Band-Ore Resources Ltd.)

Royalty Purchase Agreement relating to the Thunder Creek Deposit and Ancillary Claims dated June 22, 2012 among Premier Royalty Corporation, Premier Gold Mines Limited, James Croxall and Dennis Miller.

SCHEDULE E
DESCRIPTION OF PROPERTIES

Argosy Royalty

Red Lake Mining District, Ontario

KRL 9733 to KRL 9740 inclusive
KRL 9758 to KRL 9763 inclusive
KRL 9681 to KRl 9686 inclusive
KRL 10186 to KRL 10189 inclusive
KRL 8782 to KRL 8786 inclusive
KRL 14206
KRL 12685
KRL 12689 to KRL 12690
KRL 8956 to KRL 8964 inclusive
KRL 9946
KRL 11371
KRL 1242659
KRL 1187461
KRL 1187462
KRL 1187463
KRL 1187464

Newman-Madsen Royalty

Red Lake Mining District, Ontario

KRL 13060 - MR & SR
KRL 13061 - MR & SR
KRL 13062 - MR & SR
KRL 13069 - MR & SR
KRL 13241 - MR & SR
KRL 13242 - MR & SR
KRL 13243 - MR & SR
KRL 13244 - MR & SR
KRL 13255 - MR & SR
KRL 13554 - MR & SR
KRL 13659 – MR & SR
KRL 13660 - MR & SR
KRL 13068 - MR & SR
KRL 13082 - MR & SR
KRL 13083 - MR & SR
KRL 13084 - MR & SR
KRL 13254 - MR & SR
KRL 13475 - MR & SR
KRL 13476 - MR & SR
KRL 13477 - MR & SR
KRL 456 - MRO
KRL 407 - MR &SR
KRL 408 - MRO

KRL 457 - MR & SR
KRL 458 - MRO
KRL 459 - MRO
KRL 460 -MRO
KRL 461 - MRO
KRL 1444 - MR & SR
KRL 1445 - MR & SR
KRL 1446 - MR & SR
KRL 1447 - MR & SR
KRL 1448 - MR & SR
KRL 1449 - MR & SR
KRL 1450 - MR & SR
KRL 1451 - MR & SR
KRL 1452 - MR & SR
KRL 1476 - MR & SR

East My-Ritt Royalty

Red Lake Mining District, Ontario

KRL 403
KRL 404
KRL 405
KRL 406
KRL 409
KRL 410
K 1442
K 1443

Pickle Crow Royalty

PA 63 to 70 inclusive
PA 637 to 640 inclusive
PA 644
PA 646
PA 675 to 677 inclusive
PA 684 to 686 inclusive
PA 696 to 707 inclusive
PA 725 to 730 inclusive
PA 735 to 751 inclusive
PA 755 to 763 inclusive
PA 773 to 781 inclusive
PA 2011
PA 2061 and PA 185
PA 2062
PA 2062A and PA 186
PA 2063 and PA 187
PA 2064 and PA 188
PA 2065 and PA 189
PA 2066 and PA 201
PA 2067 and PA 199

PA 2068 and PA 200
PA 2069 and PA 202
PA 2070 and PA 670
PA 2071
PA 2072
PA 2073 and PA 665
PA 2074 and PA 671
PA 2075 and PA 668
PA 2076 and PA 666
PA 2077 and PA 667
PA 2078 and PA 669
PA 2133
PA 2139 to 2141 inclusive
PA 2185

Skinner Gold Royalty

KRL 1247914
KRL 1247954 to KRL 1247962 inclusive
KRL 1247985

Emigrant Springs Royalty

Elko County, Nevada, United States

Township 32 North, Range 53 East, MDM

Section 25: All

Section 35: All

The Rain #41 through #60, inclusive, unpatented lode mining claims, NM MC Nos. 135615 through 135634, inclusive, situated in Elko County, Nevada, all as more fully described in the location notices thereof of record in the office of the Recorder of Elko, County, Nevada, in Book 311 at pages 386-405.

Exhibit B (Map Showing Area of Interest) to the lease agreement dated June 15, 1980 between Ann. G. Jackson (doing business or formerly doing business as Petan Co.), Alan S. Boyack & Phyllis Boyack, Price D. Montrose & Thelma Montrose, Arthur D. Montrose & Helen Montrose, Douglas Montrose & Gail Montrose (as lessors, with Saddle Gold Inc. and Alan S. Boyack and Phyllis Boyack, Douglas Montrose and Gail Montrose, Arthur D. Montrose and Faye Montrose, and Helen Hammond as successor in interest to the lessors) and Newmont Exploration Limited (as lessee, with Newmont USA Limited being successor interest to the lessee) as amended by agreement dated February 17, 1981.

Rain Gold Royalty

Elko County, Nevada, United States

Township 31 North, Range 53 East, MDM

Section 4: All

Township 32 North, Range 53 East, MDM

Section 33: All

The Rain #41 through #60, inclusive, unpatented lode mining claims, NM MC Nos. 135615 through 135634, inclusive, situated in Elko County, Nevada, all as more fully described in the location notices thereof of record in the office of the Recorder of Elko, County, Nevada, in Book 311 at pages 386-405.

Exhibit B (Map Showing Area of Interest) to the lease agreement dated June 15, 1980 between Ann. G. Jackson (doing business or formerly doing business as Petan Co.), Alan S. Boyack & Phyllis Boyack, Price D. Montrose & Thelma Montrose, Arthur D. Montrose & Helen Montrose, Douglas Montrose & Gail Montrose (as lessors, with Saddle Gold Inc. and Alan S. Boyack and Phyllis Boyack, Douglas Montrose and Gail Montrose, Arthur D. Montrose and Faye Montrose, and Helen Hammond as successor in interest to the lessors) and Newmont Exploration Limited (as lessee, with Newmont USA Limited being successor interest to the lessee) as amended by agreement dated February 17, 1981.

Red Ridge Royalty

Township 32 North, Range 53 East, MDM

Section 15: All

Section 23: All

Buffelsfontein/MWS Royalty

Portions of the following farms:

Mapaiskraal 441 IP
Buffelsfontein 443 IP
Wildebeestpan 442 IP
Stilfontein 401 IP
Hartebeestfontein 422 IP
Zandpan 423 IP
Palmietfontein 403 IP
Zuiping 394 IP
Grootvaderbosch 470 IP
Die Hoek 114 IP
Doornkom Oost 447 IP
Townlands of Klerksdorp 424 IP

Thunder Creek Royalty

Bristol Township

1159635
1159636
1159637
1159638
1159639
1159640

1159641
1176341
1177822
1181409
1201162
530884
583234
649964
649965
764945

PIN 65440-0120 IT, PCl 1604 SEC lC MRO; MINING CLAIM P 495307 BRISTOL; MINING CLAIM P495308 BRISTOL; MINING CLAIM P 495309 BRISTOL; PT 1,2,&3 6R-5809, CITY OF TIMMINS

Thornloe Township

1159632
1159633
1159634
1159642
1159643
1177817
1177821
1177823
1177825
1177826
1177827
1189562
1198802
1204623
649963
757659
916816
998383
998384

SCHEDULE F
ROYALTY AGREEMENTS REGISTERED ON TITLE

1.

Argosy Royalty: (a) Agreement having reference/performed no. T090.00362, registered on November 3, 2009 on claim no. KRL1187461 to 1187464 inclusive, and 124659 in the mining claims registry for the Ministry of Northern Development and Mines in the division of Red Lake, and (b) Notice of Agreement under s. 71 of the Land Titles Act registered on August 17, 2009 as Instrument Number KN28060 in the Land Registry Office for Land Titles Division No. 23, being notice of a royalty agreement, both of which registrations are in respect of a 0.50 per cent net smelter return royalty payable by Cangold Limited to Premier Gold Mines Limited on the production from the 49 mining claims comprising 101 mining claim units located in the Red Lake Mining Division in northwestern Ontario commonly known as the Argosy Gold Mine property, payable pursuant to the Purchase and Sale Agreement dated June 19, 2009 between Cangold Limited and Premier Gold Mines Limited.

2.

Newman-Madsen Royalty: Notice of Agreement under s. 71 of the Land Titles Act registered on February 15, 2012 as Instrument Number KN45330 in the Land Registry Office for Land Titles Division No. 23, being notice of a royalty agreement, such royalty being a 0.50 per cent net smelter return royalty payable by Sabina Gold & Silver Corp. to Premier Gold Mines Limited on the proceeds of commercial production from 38 mining claims located in the Red Lake Mining Division in northwestern Ontario commonly known as the Newman-Madsen property, payable pursuant to the Purchase and Sale Agreement dated January 16, 2012 between Sabina Gold & Silver Corp. and Premier Gold Mines Limited.

3.

Pickle Crow Royalty: Notice of Agreement under s. 71 of the Land Titles Act registered on October 17, 2008 as Instrument Number KN22721 in the Land Registry Office for Land Titles Division No. 23, being notice of a royalty agreement, such royalty being a 0.5 per cent net smelter return royalty payable by PC Gold Inc. to Premier Gold Mines Limited on the production from the 98 patented mining claims located in northwestern Ontario commonly known as the Pickle Crow Gold Mine property, payable pursuant to the Net Smelter Return Royalty Agreement dated May 13, 2008 among PC Gold Inc., Premier Gold Mines Limited and Donald M. Ross in trust.

F-1

SCHEDULE G
BRIDGEPORT OUTSTANDING SECURITIES

As at the date hereof, Bridgeport has the following securities outstanding:

50,579,600 Bridgeport Shares

Existing Bridgeport Warrants:

6,575,000 October 2014 Warrants

12,590,000 First December 2012 Warrants

8,625,000 Second December 2012 Warrants which are currently outstanding, and up to 517,500 Second December 2012 Warrants which are issuable upon the exercise of the Third December 2012 Warrants

1,035,000 Third December 2012 Warrants

Bridgeport Options:

1,882,500 Bridgeport Options having an exercise price of $0.50

90,000 Bridgeport Options having an exercise price of $0.85

1,860,000 Bridgeport Options having an exercise price of $1.00

400,000 Bridgeport Options having an exercise price of $1.05

25,000 Bridgeport Options having an exercise price of $1.40

250,000 Bridgeport Options having an exercise price of $1.50

G-1